As filed with the Securities and Exchange Commission on September 22, 2005
Registration No. 333-126909

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TOWER SEMICONDUCTOR LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 619
Migdal Haemek, Israel, 23105
972-4-650-6611
(Address and telephone number of Registrant's principal executive offices)

Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, California 95129
Tel: 408-551-6500
Facsimile: 408-551-6509
(Name, address and telephone number of agent for service)

Copies of all Correspondence to:
DAVID H. SCHAPIRO, ESQ.	SHELDON KRAUSE, ESQ.
ARI FRIED, ESQ.	Eilenberg & Krause LLP
Yigal Arnon & Co.	11 East 44th Street
1 Azrieli Center	New York, NY 10017
Tel Aviv, 67021 Israel	Tel: 212-986-9700
Tel: 972-3-608-7856

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Rights to purchase convertible debentures, convertible debentures and ordinary shares issuable upon conversion of convertible debentures			$19,688,100.00	$2,317.29

(1)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also includes an indeterminate number of shares that may be issued upon conversion of the convertible debentures under the terms thereof. No additional consideration will be received for any shares of common stock issued upon conversion of the convertible notes, and therefore no registration fee is required pursuant to Rule 457(i) of the Securities Act of 1933.

(2)	Estimated solely for the purpose of calculating the registration fee, which is calculated in accordance with Rule 457(o) of the rules and regulations under the Securities Act of 1933. In no event will the aggregate maximum offering price of all securities issued pursuant to this Registration Statement exceed $19,688,100.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Preliminary Prospectus
Subject to Completion, Dated September 22 , 2005
The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

DISTRIBUTION OF RIGHTS TO PURCHASE DEBENTURES CONVERTIBLE INTO ORDINARY SHARES

        We are distributing transferable rights to purchase up to $50 million of U.S. dollar denominated debentures that are convertible into up to 45,454,545 of our ordinary shares to those persons that, as of 5:00 p.m., New York City time (midnight, Israel time) on the record date of _____, 2005 (two days after the date of this prospectus) were either shareholders of our company or eligible employees holding options to purchase our ordinary shares under our share option plans that entitle option holders to participate in a rights offering. You will receive one right for each 138.59 ordinary shares and/or eligible employee options that you hold on the record date. If you hold 138 or fewer ordinary shares and/or eligible options on the record date, you will not receive any rights. Each right will entitle you to purchase, at a subscription price of $100.00, 100 U.S. dollar denominated debentures. The debentures will be convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. Each debenture is of $1.00 in principal amount, and bears annual interest at the rate of 5%. Principal, together with accrued interest, is payable in one installment on _______, 2011. The rights are exercisable during a 23-day period, beginning after 5:00 p.m., New York City time (midnight, Israel time) on _______ __, 2005 and ending on _______ __, 2005 at 5:00 p.m., New York City time (midnight, Israel time).

        The payment of the principal of and interest on the debentures is subordinated to the prior payment of all amounts payable by us to Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd. under our credit facility agreement with them. The debentures are also effectively subordinated to amounts which we might owe to the Investment Center of the Israeli Ministry of Industry, Trade and Labor and to one of our customers.

        Commencing _________ __, 2005 (__ days after the date of this prospectus) and until ______ __, 2011, the debentures are convertible into our ordinary shares at a conversion rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion rate is subject to adjustment and the debentures may be automatically converted into our ordinary shares in certain circumstances. For a detailed description of the debentures, see “Description of the Debentures.”

        Four of our major shareholders – Israel Corp., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. – have committed and are obligated to purchase an aggregate of $25.5 million of the $50 million principal amount of convertible debentures issuable upon exercise of the rights being distributed. The rights to be distributed to these major shareholders, the convertible debentures issuable upon exercise of such rights and our ordinary shares issuable upon the conversion of such debentures are not covered by the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part, and are being issued in transactions pursuant to an exemption from the registration requirements of the Securities Act of 1933. These securities will be restricted securities and will not be transferable absent registration or an applicable exemption. We have agreed to register the resale of such securities by these major shareholders following the effective date of the registration statement of which this prospectus is a part.

        Our ordinary shares trade on the NASDAQ National Market under the symbol “TSEM” and on the Tel Aviv Stock Exchange in Israel under the symbol “TSEM.” The debentures will be listed on the NASDAQ SmallCap Market under the symbol “______” and the Tel Aviv Stock Exchange under the symbol “TSEM.C2” and may be identified on the Tel Aviv Stock Exchange as Debentures (Series B). On September 20, 2005, the last reported sale price of our ordinary shares on the NASDAQ National Market was $1.24 per share and on the Tel Aviv Stock Exchange was NIS 577.20 per share.

        The rights are transferable and will be listed for trading for a single day on the NASDAQ SmallCap Market under the symbol “______” and on the Tel Aviv Stock Exchange under the symbol “TSEM.R2". The trading day will be _______ __, 2005 (21 days after the date of this prospectus). If you hold your rights through an Israeli brokerage company that holds the rights through the nominee company of the Tel Aviv Stock Exchange, you will be considered to have instructed your broker to sell all your rights on the Tel Aviv Stock Exchange with no price limit, if you fail to give your broker instructions regarding the exercise, non-exercise or sale of the rights prior to _______ __, 2005 (21 days after the date of this prospectus).

        The offering is not secured by an underwriting commitment.

        This is a preliminary prospectus and is subject to change. As such, all pricing terms, including the aggregate principal amount of the convertible debentures, the rate of interest and the conversion rate are subject to change.

        The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 9.

        None of the U.S. Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission have approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

The date of this prospectus is _______ __, 2005

        References to “Israel Corporation” or “Israel Corp.” include its wholly-owned subsidiary Israel Corporation Technologies (ICTech) Ltd. (“ICTech”).

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SUMMARY

This section answers in summary form some questions you may have about us and this rights offering. You should read the entire prospectus carefully. This prospectus contains figures in U.S. dollars and in New Israeli Shekels. Unless otherwise stated herein, the representative exchange rate used in this prospectus of the U.S. dollar and NIS was NIS 4.55 = $1.

QUESTIONS AND ANSWERS ABOUT TOWER SEMICONDUCTOR LTD.

        What do we do?

        We are a pure-play independent wafer foundry dedicated to the manufacture of semiconductors and strategically focused on embedded non-volatile memory, complementary metal oxide semiconductor (CMOS) image sensor, mixed signal and radio frequency CMOS (RFCMOS) technologies. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.18-micron, while our 0.13-micron technology is expected to be ready for production by the end of 2005. We also provide complementary technical services and design support. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

        In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek, and adjacent to our first facility, Fab 1. Depending on the process technology and product mix, as of June 30, 2005, Fab 1 is able to achieve capacity levels of approximately 16,000 wafers per month. In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this Fab. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba and other technologies that we developed and will develop independently or with development partners. Production capacity at the end of June 2005 was 14,600 wafers per month. We currently expect to have production capacity of 15,400 wafers per month by the end of 2005, of which approximately 800 wafers per month are expected to be in 0.13-micron. Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of up to 36,000 wafers per month.

        Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the actual or expected process technology mix for such period. Unless otherwise specifically stated, all references herein to “wafers” in the context of capacity in Fab 1 are to 150-mm wafers and in Fab 2 are to 200-mm wafers.

        Where are we located?

        Our manufacturing facilities and executive offices are located in the Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611.

        Where can you find more information about us?

        Additional information about us and our operations may be found at our web site: www.towersemi.com. Information on our website is not incorporated by reference in this prospectus.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

        What is an offering of rights to purchase convertible debentures?

        An offering of rights to purchase convertible debentures is an opportunity for our shareholders to purchase debentures convertible into our ordinary shares in an amount proportional to each shareholder’s existing interest in our ordinary shares. We are also distributing rights to our eligible employees who hold options under our share option plans that entitle option holders to participate in this offering.

        What securities may be purchased under each right?

        Each right entitles the holder to purchase, at a price of $100.00, one hundred U.S. dollar denominated debentures. Each debenture is of $1.00 in principal amount. The debentures will be convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures.

        How many rights will you receive?

        Each person who, at the close of business at 5:00 p.m., New York City time (midnight, Israel time), on _____ __, 2005 (the record date, two days after the date of this prospectus), owns our ordinary shares and/or options under our employee share option plans that entitle option holders to participate in this offering will receive, at no charge, one right for each 138.59 ordinary shares and/or eligible options owned on the record date. If you hold 138 or fewer ordinary shares and/or eligible options on the record date, you will not receive any rights.

        How many securities are being offered upon exercise of the rights?

        One right entitles its holder to purchase, at a price of $100.00, one hundred debentures convertible into our ordinary shares. Each debenture is of $1.00 in principal amount. The debentures will be convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. Your rights will be aggregated for all the shares (and/or eligible employee options, as the case may be) that you own on the record date and then rounded down to the nearest whole number, so that you will not receive fractional rights. For example, if you own 139 shares on _________ __, 2005 (the record date, two days after the date of this prospectus), you will receive one right. When you exercise a right, you choose to purchase the number of debentures that the right entitles you to purchase. You may exercise all or a portion of your rights, or you may choose not to exercise any of your rights. In addition, you may sell the rights on NASDAQ and the Tel Aviv stock exchanges, during one single trading day. You may pay us the subscription price either in U.S. dollars, or if you are an Israeli resident, in New Israeli Shekels according to the U.S. dollar/NIS representative exchange rate published by the Bank of Israel on the day before payment of the subscription price.

        How will principal and interest be paid?

        The debentures will bear interest at the rate per annum of 5%. Principal of the debentures is payable, together with accrued interest, in one installment on _______, 2011. Instruments representing the debentures will be issued in denominations of $1.00 and integral multiples thereof.

        Interest will initially accrue from the date following the last day rights may be exercised (______, 2005), which is 23 days after the date of this prospectus, and will be computed on the basis of a 365-day year.

        Accrued interest will not be payable upon conversion, mandatory or otherwise, of the debentures into our ordinary shares and you will lose your right to any accrued interest upon any conversion of the debentures into our ordinary shares.

        The payment of interest on and principal of the debentures may be postponed (with interest continuing to accrue at the rate of 5% per annum) under the terms of our bank credit facility agreement (See “Description of the Debentures – Subordination of Debentures”).

        How may the debentures be converted?

        Commencing __ days after the date of this prospectus (_____ __, 2005) and until ______ __, 2011 (inclusive), the debentures are convertible into our ordinary shares at a conversion rate of one ordinary share per $1.10 aggregate principal amount of debentures. We will not issue fractional shares upon conversion of the debentures. We will round down the number of shares issuable upon conversion of the debentures to the nearest whole number and will not pay any cash adjustment in lieu of fractional shares.

        Could the conversion rate be adjusted and under what circumstances?

        Yes. The conversion rate will be adjusted if either of the two scenarios described under “Description of the Debentures – Conversion of Debentures – Adjustment to Conversion Rate” occurs.

        The conversion rate is also subject to customary adjustments following certain events such as the issuance of our capital stock as a dividend (bonus shares), subdivisions, combinations and reclassifications of our ordinary shares and future rights offerings.

        Must I convert the debentures I hold into ordinary shares?

        No. However, the debentures will automatically convert into ordinary shares if either of the two scenarios described under “Description of the Debentures – Conversion of Debentures – Mandatory Conversion” occurs. Accrued interest will not be payable by us upon the conversion, mandatory or otherwise, of the debentures into our ordinary shares and you will lose your right to any accrued interest upon any conversion of the debentures into our ordinary shares.

        Can the debentures be redeemed prior to their maturity date?

        Yes. We may at our option announce the early redemption of the debentures or part thereof, subject to the conditions described under “Description of the Debentures – Optional Early Redemption of Debentures.”

        Will the debentures be listed for trading?

        Yes. The debentures will be listed on the NASDAQ SmallCap Market under the symbol “______” and the Tel Aviv Stock Exchange under the symbol “TSEM.C2” and may be identified on the Tel Aviv Stock Exchange as Debentures (Series B).

        Are the debentures subordinated to our current indebtedness?

        Yes. The payment of the principal of and interest on the debentures is subordinated to the prior payment of all amounts payable by us to Bank Hapoalim B.M and Bank Leumi Le-Israel Ltd. under our credit facility agreement with them. As of June 30, 2005, our indebtedness to our banks was $497 million, which as of August 31, 2005 increased to $510.4 million. Payment of the principal and interest on the debentures is also effectively subordinated to our current and potential obligations to two secured creditors: the Investment Center of the Israeli Ministry of Industry, Trade and Labor, to whom we may have obligations related to $155 million in grants received through June 30, 2005 under the “Approved Enterprise” program, and one of our customers, which has a first ranking charge on certain of our Fab 1 assets. As a result, upon any distribution to our creditors in liquidation or reorganization or similar proceedings and in certain other events relating to us or our property, these senior and secured creditors will be entitled to be paid in full before any payment may be made with respect to the debentures. There may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. In addition, if on a payment date of principal or interest on the debentures there exists an “Event of Default” under the facility agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the facility agreement. If, in such event, we reach an agreement with the banks (with respect to rescheduling our debt to the banks), the debenture holders may be bound thereby. The terms of the Indenture permit the Co-Trustees to initiate legal proceedings against us only in a limited number of cases, and always provided that advance notice is given to us and to the banks. (See “Description of the Debentures – Subordination of Debentures”).

        Although we are limited by the covenants in the facility agreement, we could enter into certain transactions that would increase the amount of our outstanding senior indebtedness. It is possible that all or part of these borrowings would be senior to the debentures.

        Why are we engaging in a rights offering?

        In July 2005, we entered into an amendment to the credit facility agreement with our banks. The amendment provides, among other things, for financing from our banks in the amount of up to an additional approximately $30 million under our credit facility agreement, subject to a similar amount being raised by us from investors through the issuance of shares or convertible debentures. Our four major shareholders have committed to invest an aggregate of $25.5 million in a rights offering, towards this funding requirement through the purchase of debentures convertible into our ordinary shares. We are engaging in this rights offering in order to afford all of our shareholders (and eligible employees) the opportunity to purchase our securities on the same terms as our four major shareholders.

        How is the subscription price and conversion rate to be set?

        Our board of directors will set all of the terms and conditions of the rights offering, including the subscription price and conversion rate. Our board of directors’ objective in establishing the subscription price and conversion rate will be to reflect recent trading prices of our ordinary shares, raise the targeted proceeds and provide all of our shareholders with a reasonable opportunity to make an additional investment in our company. In establishing the subscription price and conversion rate, our board of directors will consider the following factors: the strategic alternatives available to us for raising capital, the market price of our ordinary shares, the pro rata nature of the offering, pricing and terms of similar transactions, our business prospects and general conditions in the securities markets. The subscription price and conversion rate, however, do not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price or conversion rate.

        How long will the rights offering last?

        You will be able to exercise your rights only during a limited period. The rights are exercisable during a 23-day period, beginning after 5:00 p.m. New York City time (midnight, Israel time) on _____ __, 2005 (the date of this prospectus) and ending at 5:00 p.m. New York City time (midnight, Israel time) on _____ __, 2005. If you hold your shares through a broker, dealer or other nominee (including through members of the Tel Aviv Stock Exchange), you will be required to comply with the procedural requirements of such nominee, including the procedures relating to the last time by which you may be required to provide notice of your intention to exercise your rights (which may be earlier than the final expiration date of the rights), as well as other procedural requirements described under the heading “The Rights Offering.” If you do not exercise your rights by the date and in accordance with the procedures applicable to you, your ability to exercise the rights and purchase the debentures will expire.

        How do you exercise your rights?

        Promptly after the date of this prospectus, we will send a rights certificate to each holder of our ordinary shares that is registered on our shareholder registry maintained at American Stock Transfer & Trust Co., the transfer agent for our ordinary shares. The rights certificate will evidence the number of rights applicable to each holder and will be accompanied by a copy of this prospectus.

        If you are a record holder of our ordinary shares and you wish to exercise your rights, you should complete the exercise form on the back of the rights certificate and send the certificate (or a notice of guaranteed delivery), accompanied by the subscription price, to the offices of American Stock Transfer & Trust Co., as our Rights Agent, to the attention of: _____________, to be received no later than the expiration date of the rights. The rights will expire on _________ __, 2005, at 5:00 p.m. New York time, (midnight, Israel time), which is 23 days after the date of this prospectus. You may make your payment to American Stock Transfer by wire transfer or cashier’s check or a money order drawn on a bank located in the United States payable to the order of “American Stock Transfer & Trust Co., as Rights Agent.” Payment made to American Stock Transfer & Trust Co. must be in U.S. dollars. We may agree to accept other forms of payment if requested and agreed to by us prior to payment.

        If you are a record holder of rights that resides in Israel, you may exercise your rights by delivering the completed exercise form on the back of the rights certificate to our offices in Migdal Haemek, Israel accompanied by evidence of a wire transfer or a cashier’s check or a money order drawn on a bank located in Israel payable to Tower Semiconductor Ltd. Payment to us may be either in US dollars or in New Israeli Shekels in accordance with the representative exchange rate published by the Bank of Israel on the day before payment of the subscription price. The completed exercise form and payment must be delivered to us by midnight Israel time on _________ __, 2005 (23 days after the date of this prospectus).

        If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee (including a member of the Tel Aviv Stock Exchange), see “What should you do if you want to participate in this rights offering, but your shares are held in the name of your broker, dealer or other nominee?” If you are a holder of eligible employee options that entitle you to receive rights, see “What should you do if you are entitled to participate in this rights offering as holder of employee options?"

        How do you transfer your rights?

        If you are a record holder of our ordinary shares and wish to transfer your rights to another person, you may do so by completing the transfer form on the back of your certificate and submitting it to American Stock Transfer & Trust Co., as Rights Agent, prior to _________ __, 2005 (23 days after the date of this prospectus). If you wish to sell your rights on the NASDAQ SmallCap Market or the Tel Aviv Stock Exchange, you should independently engage a broker to execute this sale on your behalf. The rights will be listed for trading on these exchanges during their regular trading hours for one day only on _____, 2005 (21 days after the date of this prospectus).

        After you exercise your rights, can you change your mind?

        No. You cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable. You should not exercise your rights unless you are certain that you wish to purchase the debentures.

        Is exercising your rights risky?

        Yes. The exercise of your rights involves substantial risks. Exercising your rights means buying additional securities, and you should carefully consider this purchase as you would do with respect to any other debt or equity investments. Among other things, you should carefully consider the risks described under “Risk Factors.”

        Do you have to exercise your rights?

        No. However, if you do not exercise your rights and other shareholders do and then convert their debentures into ordinary shares, the percentage of our ordinary shares that you own will diminish, and your voting and other rights will be diluted.

        Can you sell or give away your rights?

        Yes. You may transfer or sell, at any time prior to the expiration date (_________ __, 2005, at 5:00 p.m. New York time, (midnight, Israel time), 23 days after the date of this prospectus), all or a portion of the rights. You are responsible for all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase or sale of rights. The unexercised rights will be listed for trading on the NASDAQ SmallCap Market and on the Tel Aviv Stock Exchange for one day only on ________ __, 2005 (21 days after the date of this prospectus(. For further details regarding trading in our rights, please see “The Rights Offering–Transferability of Rights.”

        Some of the tax consequences of selling your rights for certain U.S. and Israeli shareholders are described herein under the heading “Material Income Tax Considerations.” You are, however, advised to seek specific tax advice from your personal tax advisor, as this prospectus does not summarize all tax consequences arising under U.S state tax laws, tax laws outside of the U.S. and Israel or any tax laws relating to special tax circumstances or particular types of taxpayers.

        What are the federal income tax and Israeli income tax consequences of exercising your rights?

        The receipt and exercise of your rights are intended to be nontaxable and no ruling from the U.S. Internal Revenue Service or the Israeli Income Tax Authority will be sought. Therefore, you should seek specific tax advice from your personal tax advisor. The receipt of rights under our employee share option plans is not taxable in Israel, however, the sale and exercise of rights received under our employee share option plans are taxable in Israel (see “Material Income Tax Considerations–Israeli Tax Considerations”). Either the receipt of rights under our employee share option plans or the sale and exercise of rights received under our employee share option plans will be taxable in the U.S. (see “Material Income Tax Considerations–United States Tax Considerations”). We have requested a ruling from the Israeli Tax Authority providing that the exercise of rights received under our employee share option plans will not be taxed and that the employee will only be taxed upon the sale of the debentures or the sale of the shares issued pursuant to the conversion of the debentures. We cannot assure you that we will receive a favorable ruling from the Israeli Tax Authority or whether such ruling will be provided in a timely manner. Disclosure of the material income tax consequences in the United States resulting from the distribution of the rights to a U.S. holder, and related transactions by the U.S. holder, including the exercise or expiration of rights, the conversion of debentures and the disposition of rights, debentures or ordinary shares issuable upon conversion of the debentures is included under “Material Income Tax Considerations–United States Tax Considerations”. This prospectus does not conclusively summarize tax consequences arising under U.S. state tax laws, tax laws outside of the U.S. and Israel or any tax laws relating to special tax circumstances or particular types of taxpayers.

        What happens if you choose not to exercise your rights?

        You will retain your current number of ordinary shares even if you do not exercise your rights. However, if you do not exercise your rights and other shareholders and/or eligible employee option holders who receive rights do and then convert their debentures into ordinary shares, the percentage of our ordinary shares that you own will diminish, and your voting and other rights will be diluted. For example, if only our major shareholders – Israel Corp., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd., – exercise rights which they have committed to exercise for the purchase of an aggregate of $25.5 million principal amount of convertible debentures, and assuming the conversion of the $25.5 million principal amount of debentures purchased by these shareholders into our ordinary shares at a conversion rate of $1.10 per share, the percentage of these major shareholders will increase from 63% to 72.5%, and the percentage of our ordinary shares held by our other shareholders will decrease from 37% to 27.5%. None of these major shareholders have indicated whether or not they intend to convert the debentures purchased by them in this rights offering.

        If you hold our shares through the nominee company of the Tel Aviv Stock Exchange (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.) and you do not provide notice of your exercise of the rights or give any other instructions by the time determined by your broker on ____ __, 2005 (21 days after the date of this prospectus), under the rules of the Tel Aviv Stock Exchange, you will be considered to have provided an instruction to sell all your rights on the Tel Aviv Stock Exchange with no price limit.

        Has our board of directors made a recommendation regarding this offering?

        No. Our board of directors makes no recommendation to you about whether you should exercise any rights.

        What should you do if you want to participate in this rights offering, but your shares are held in the name of your broker, dealer or other nominee?

        If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee (including a member of the Tel Aviv Stock Exchange), you should expect your broker, dealer or other nominee to notify you of this rights offering and the procedures for exercising or transferring your rights. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form provided to you accompanied by the subscription payment payable to your broker, dealer or other nominee. You should receive this form from your broker, custodian bank or other nominee. If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee (including a member of the Tel Aviv Stock Exchange), you should NOT return your exercise form or transfer the subscription payment directly to us. Your broker, dealer or other nominee will execute the exercise of your rights through the appropriate facilities. However, if you own your shares through a member of the Tel Aviv Stock Exchange, the rules of the Tel Aviv Stock Exchange provide that if no contrary instructions have been received from you by the time determined by your broker on ____ __, 2005 (21 days after the date of this prospectus), you will be considered to have instructed your broker to sell all your rights on the Tel Aviv Stock Exchange with no price limit.

        What should you do if you are entitled to participate in this rights offering as a holder of eligible employee options?

        If you are a holder of employee options that entitle you to receive rights, you should expect to receive a copy of this prospectus from our Human Resources Department. The transfer and exercise of the rights granted to you by virtue of our employee share option plans are taxable (see “Material Income Tax Considerations–Israeli Tax Considerations”). As we are required to withhold the taxes that may apply to you if you exercise or transfer your rights, you must adhere to the procedures described under “The Rights Offering – Employee Option Holders.”

        What fees or charges apply if you exercise your rights?

        We are not charging any fee or sales commission to issue rights to you and we are not charging any fee or sales commission, other than the subscription price, to issue the debentures if you exercise your rights. If you exercise your rights through a broker, dealer or other nominee, you are responsible for paying any fees that may be charged thereby.

        How will this rights offering affect the price of our ordinary shares on the Tel Aviv Stock Exchange and on NASDAQ?

        NASDAQ will reduce the opening price of the ordinary shares at the opening of trading on the Ex-day, which is the first day that our ordinary shares will trade without entitlement to receive the rights, in accordance with its rules and customary practices to reflect the value of the rights that are being issued. This reduction will reflect the fact that persons purchasing our shares after the record date will not receive rights. The Ex-day will be the first trading day on NASDAQ following the record date; the Ex-day for the rights offering will, therefore, be _____ __, 2005 (3 days after the date of this prospectus). In accordance with the rules of the Tel Aviv Stock Exchange, the Tel Aviv Stock Exchange will not reduce the opening price of the ordinary shares at the opening of trading on the Ex-day.

        When will you receive your new securities?

        If you exercise your rights in this rights offering and purchase debentures, you will receive certificates representing the debentures purchased upon exercise of the rights as soon as practicable after the Rights Agent has received your duly completed exercise form and your payment has cleared. Brokers may be unwilling to sell your debentures until you have received certificates representing your debentures. Trading in the debentures on the Tel Aviv Stock Exchange and NASDAQ will commence on ______ __, 2005 (30 days after the date of this prospectus).

        Can we withdraw the rights offering?

        Yes. Our board of directors may withdraw the rights offering in its sole discretion at any time prior to 5:00 p.m. New York City time (midnight, Israel time) on _________ __, 2005 (the record date, two days after the date of this prospectus), for any reason (including, without limitation, a change in the market price of our ordinary shares).

        How much money will we receive from the rights offering?

        The amount of gross proceeds from the rights offering depends on the number of rights that are exercised and, consequently, on the number of debentures convertible into our ordinary shares that are purchased. We will receive gross proceeds of $25.5 million from the purchase of convertible debentures by our four major shareholders as described under “The Rights Offering – Committed Purchases.” If all the rights are exercised, we will receive gross proceeds of $50 million.

        Members of our management have not provided us with any indication as to whether they will exercise rights to be granted to them.

        How will we use the proceeds from the rights offering?

        We will use the proceeds generated from the exercise of rights in this rights offering towards the further ramp-up and deployment of Fab 2 and for marketing expenses for the sale of our products and services as well as for general corporate purposes, including working capital.

        How many shares will be outstanding after the rights offering if all the debentures are converted?

        As of the date of this prospectus, 66,707,609 of our ordinary shares were issued and outstanding. The issuance of debentures under this rights offering will not directly affect the number of our outstanding ordinary shares. However, the number of ordinary shares that will be outstanding after the conversion of the debentures depends on the number of rights that are exercised, as well as the conversion rate. If all the rights are exercised in full, and assuming that all of the debentures are converted into ordinary shares at a conversion rate of one ordinary share per each $1.10 of outstanding principal of debentures, 112,162,154 of our ordinary shares will be outstanding.

        If no debentures are purchased other than the $25.5 million of debentures which our four major shareholders have committed to purchase and all such debentures are converted into ordinary shares at a conversion rate of $1.10 per share, 89,889,427 of our ordinary shares will be outstanding.

        The above numbers do not take into account any adjustment to the conversion rate or the exercise or conversion of other outstanding options, warrants or other rights to purchase our ordinary shares.

RECENT DEVELOPMENTS

        In July 2005, we entered into an amendment to the credit facility agreement with our banks, which closed in August 2005. The amendment provides for financing from our banks in the amount of up to approximately $30 million, subject to a similar amount being raised by us from investors through the issuance of shares or convertible debentures. In connection with the amendment, our four major shareholders have agreed to invest an aggregate of $25.5 million towards this funding requirement in a rights offering.

        The amendment to the credit facility agreement contains the following material terms:

—	We may draw down up to $23.5 million through the end of March 2006, $13.4 million of which has been drawn down to date, provided that we raise at least $23.5 million through the issuance of shares or convertible debentures by October 31, 2005.

—	In order for us to draw down up to an aggregate of approximately $30 million through the end of March 2006, which includes the $23.5 million currently available to us as mentioned above, we must raise an additional $6.5 million through the issuance of shares or convertible debentures by March 31, 2006.

—	Loans under the amendment are to be repaid within 12 to 15 months from the date the loan is received by us; our banks have agreed to discuss (but without any obligation on their part to agree) longer repayment schedules.

—	The loans under the amendment bear interest at an annual rate of three-month Libor plus 2.5%.

—	We issued warrants to our banks exercisable for 8,264,464 ordinary shares with an exercise price of $1.21 per share, one-half of which are exercisable only if and when our banks agree to reschedule the repayment dates of the loans under this amendment.

—	Our obligation to raise $26 million from specified sources, in addition to the $30 million described above, was postponed from December 31, 2005 to June 30, 2006 (See “Description of Debentures – Subordination of Debentures – Events of Default under the Facility Agreement”).

—	If Israel Corp. invests at least $14 million through the purchase of the convertible debentures or equity, its undertaking in favor of our banks to purchase securities from us in the event we fail to raise the $26 million from specified sources by June 30, 2006 will terminate (See “Description of Debentures – Subordination of Debentures –Events of Default under the Facility Agreement”).

—	Israel Corp.‘s undertaking in favor of our banks to purchase securities from us in the event we fail to raise the $26 million from specified sources by June 30, 2006 was extended from June 30, 2006 to December 31, 2006.

—	We must comply with updated financial ratios and covenants through September 30, 2006, which relate to periodic sales and periodic earnings before interest, taxes, depreciation and amortization (EBITDA).

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our debentures that are convertible into our ordinary shares. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

        Risks Affecting Our Business

If we do not raise the funds required by the amendment to our credit facility agreement, we may not be able to maintain our operations.

        In accordance with the July 2005 amendment to our credit facility agreement, in addition to $26 million which we are required to raise by the end of June 2006, we are required to raise $23.5 million by October 31, 2005, and an additional $6.5 million by March 31, 2006 through sales of equity or convertible debentures. If we are unable to raise the $23.5 million amount described above, we do not expect to have adequate liquidity to meet our short-term activities and liabilities during the next three to six months and may have to cease our operations. If we raise the $23.5 million and the $6.5 million amounts in accordance with our amended facility agreement, we will still need to raise additional funds in order to finance our short-term activities and liabilities in 2006, at least until we achieve positive cash flows from our operations. (For a description of the material terms of the July 2005 amendment to our credit facility agreement, see “Recent Developments” above.)

If we do not complete the equipment installation, technology transfer and ramp-up of production in Fab 2, our business will be materially adversely affected.

        Fab 2 production capacity at the end of June 2005 was 14,600 200-mm wafers per month and we currently expect to have production capacity of 15,400 wafers per month by the end of 2005. Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of up to 36,000 wafers per month. We have not completed the acquisition, installation, equipping and financing necessary in order for production at our Fab 2 facility to reach such levels. Our determination as to the timing of the increase in Fab 2‘s production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. We need to complete the qualification process of the 0.13-micron technology transferred from Freescale Semiconductor, Inc. (formerly Motorola, Inc.) to Fab 2 and develop new process technologies for Fab 2 in order to suit our customers’ needs. The ramp-up of Fab 2 is a substantial and complex project. We have and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2 and add to its cost, which would have a material adverse effect on our business and results of operations.

If we do not have sufficient funds to fully equip Fab 2, our business will be materially adversely affected.

        Fab 2‘s cost is estimated to be approximately $1.5 billion, including costs of construction, equipment, installation, libraries, intellectual property, technology transfers and other related ramp-up and pre-operation costs. However, the actual total cost of Fab 2 may exceed our estimates. If we cannot successfully raise sufficient funding to complete the ramp-up and to fund other related costs, we will be required to scale back our equipment purchases and capacity forecasts, and, as a result, we will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect our financial results.

If we do not meet conditions to receive the Israeli government grants and tax benefits approved for Fab 2, we may be required to seek alternative financing sources.

        In connection with Fab 2, we received approval for grants and tax benefits from the Investment Center of the government of Israel under its Approved Enterprise Program. Under the terms of the approval, we are eligible to receive grants of 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of June 30, 2005, we received $155 million in grants from the Investment Center. To be eligible to receive grants, we are required to invest minimum amounts on an annual basis. We notified the Investment Center of our reduced rate of annual investments and in July 2004, we received approval of our revised investment schedule from the Investment Center. In addition, we are required to complete our Fab 2 investments by the end of 2005, which we do not currently expect to satisfy since we have reduced our rate of annual investments as a result of our decision to slow-down the ramp-up of our Fab 2 facility in order to align our capital investments with market conditions in the semiconductor industry. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence on January 1, 2006. In 2005, at the Investment Center’s request, we submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. Currently, we cannot estimate when the Investment Center will conclude its review of our revised business plan, when we will receive a formal response to our request for a new expansion program to commence on January 1, 2006 or if the Investment Center will approve our request. There can be no assurance that we will obtain the Investment Center’s approval for the new expansion program. Any failure by us to meet the conditions of our grants may result in the cancellation of all or a portion of our grants to be received and tax benefits and in the Investment Center requiring us to repay all or a portion of grants already received. If this were to happen, we would be required to seek alternative financing sources to refund the grants we received and complete the ramp-up of Fab 2. If we do not succeed in finding alternative financing sources, we would be required to close our operations.

If our future operations do not increase or if we fail to raise additional funding, we may be unable to repay our debt on a timely basis.

        We may from time to time lack liquidity to finance our ramp up of Fab 2. Accordingly, there is no assurance that our future operations will increase or that we will succeed in raising the additional funding required for the completion of the ramp up of Fab 2. As a result, we may be unable to repay on time or repay at all our short-term and long-term debt consisting mainly of trade accounts payable, bank debt and convertible debentures. If we foresee that we will be unable to secure additional financing, we may have to revise our anticipated operations, or even cease our operations. We cannot assure you we will be successful at negotiating price reductions and arrangements to slow down or postpone payments to our suppliers and service providers when we have liquidity problems and any postponement of payments may delay our ramp-up of Fab 2 and therefore significantly harm our financial results.

The cyclical nature of the semiconductor industry and the resulting periodic overcapacity have adversely affected our business in the past, resulting in a history of losses; downward price pressure may seriously harm our business.

        The semiconductor industry has historically been highly cyclical. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressures characteristic of a prolonged downturn in the semiconductor market may not allow us to operate at a profit, even at full utilization, and could seriously harm our financial results and business.

We have a history of operating losses and expect to operate at a loss for the foreseeable future; our facilities must operate at high utilization rates for us to be profitable.

        We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates for us to be profitable. We began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. Our losses since 2003 are due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses which have not yet been offset by a sufficient increase in the level of our sales. If we do not succeed in operating our facilities at high utilization rates, we expect to operate at a loss for the foreseeable future, which may adversely affect our business and company.

Our operating results fluctuate from quarter to quarter which makes it difficult to predict our future performance.

        Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

—	The cyclical nature of both the semiconductor industry and the markets served by our customers;

—	Changes in the economic conditions of geographical regions where our customers and their markets are located;

—	Shifts by integrated device manufacturers (IDMs) and customers between internal and outsourced production;

—	Inventory and supply chain management of our customers;

—	The loss of a key customer, postponement of an order from a key customer, failure of a key customer to pay accounts receivables in a timely manner or the financial condition of our customers;

—	The occurrence of accounts receivables write-offs;

—	The rescheduling or cancellation of large orders or planned capital expenditures;

—	Our ability to satisfy our customers' demand of quality and timely production;

—	The timing and volume of orders relative to our available production capacity;

—	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

—	Environmental events or industrial accidents such as fires or explosions;

—	Our susceptibility to intellectual property rights disputes;

—	Our ability to continue with existing and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

—	Actual capital expenditures exceeding planned capital expenditures;

—	Interest and currency rate fluctuations that may not be adequately hedged;

—	Technological changes and short product life cycles; and

—	Timing for designing and the qualification of new products.

        Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter to quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company.

The lack of a significant backlog resulting from our customers not placing purchase orders far in advance makes it difficult for us to forecast our revenues in future periods.

        Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

Our sales cycles may be long and, as a result, orders received may not meet our expectations which may adversely affect our operating results.

        Our sales cycles, which measure the time between our first contact with a customer and the first shipment of product orders to the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results may be adversely affected.

Demand for our foundry services is dependant on the demand in our customers’ end markets.

        We are ramping-up Fab 2 based on our expectations of customer demand and our financial resources. In order for demand for our wafer fabrication services to increase, the markets for the end products using these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenues.

If we do not attract additional customers, our business may be adversely affected.

        For the six months ended June 30, 2005, approximately 61% of our business was generated by four significant customers that contributed 29%, 16%, 10% and 6% of our revenues, respectively. We expect to continue to receive a significant portion of our revenue from a limited number of customers in 2005. Loss or cancellation of business from, or decreases in, the sales volume or sales prices to our significant customers, could seriously harm our financial results and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenues in a timely manner, which could harm our financial results.

We depend on a small number of products for a significant portion of our revenues.

        From time to time, a significant portion of our revenue is generated from a small number of very high volume products that are shipped to volatile consumer-oriented markets. The volume of orders of such products may adversely change or demand for such products may be abruptly discontinued. We expect that in the foreseeable future we will continue to be dependent upon a relatively limited number of products for a significant portion of our revenue due to the nature of our business. We cannot assure you that revenue generated from these products, individually or in the aggregate, will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products could negatively impact our financial results.

If we do not receive orders from our wafer partners we may have excess capacity.

        We have committed a portion of our Fab 2 capacity for future orders. During the ramp-up of Fab 2, our capacity commitments to our wafer partners, which are SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co. Ltd. and Quicklogic Corporation, are limited to approximately 50% of our Fab 2 capacity. Parties to whom we have committed capacity are generally not obligated to utilize or pay for all or any portion of their allocated capacity, and generally provide and confirm their orders to us less than one month before the production start date. If these parties do not place orders with us, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

If we do not maintain and develop our technology processes and services, we will lose customers and may not be able to attract new ones.

        The semiconductor market is characterized by rapid change, including the following:

—	rapid technological developments;

—	evolving industry standards;

—	changes in customer and product end user requirements;

—	frequent new product introductions and enhancements; and

—	short product life cycles with declining prices as products mature.

        In order to maintain our current customer base and attract new customers, we must continue to advance our manufacturing process technologies. We are developing and introducing to production specialized process technologies. Our ability to achieve and maintain profitable operations depends on the successful development and introduction to production of these processes, which we may not achieve at all or in a timely manner.

If we do not compete effectively, we will lose business to our competitors.

        The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including new foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs. Many of our competitors may have one or more of the following competitive advantages over us:

—	greater manufacturing capacity;

—	multiple and more advanced manufacturing facilities;

—	more advanced technological capabilities;

—	a more diverse and established customer base;

—	greater financial, marketing, distribution and other resources;

—	a better cost structure; and/or

—	better operational performance in cycle time and yields.

We have a large amount of debt which could have significant negative consequences.

        We have a large amount of long-term debt, which could have significant negative consequences. As of August 31, 2005, we had approximately $510 million of bank debt and approximately $26 million of debt in connection with our issuance of convertible debentures in January 2002. In addition, the debentures that may be issued in connection with this rights offering will increase our amount of long-term debt. Our current and future indebtedness could have significant negative consequences, including:

—	requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness;

—	increasing our vulnerability to general adverse economic and industry conditions;

—	limiting our ability to obtain additional financing;

—	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

—	placing us at a competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and

—	affecting our ability to make interest payments and other required debt service on our indebtedness.

If we fail to satisfy the covenants set forth in our amended credit facility, our banks will be able to call our loans.

        Our credit facility, under which we have drawn down $510.4 million to date, requires that we comply with certain financial, capital raising and production milestone covenants. In the July 2005 amendment to our credit facility agreement, our banks agreed to amend our financial ratios and covenants through the third quarter of 2006. (For a description of the material terms of the July 2005 amendment to our credit facility agreement, see “Recent Developments” above.) Should we fail to comply with our revised covenants, and our banks do not waive our non-compliance, pursuant to the terms of the credit facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company.

Israeli banking laws may impose restrictions on the total debt that we may borrow from our banks.

        Pursuant to an amendment to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, we may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should our banks exceed these limitations, they may limit our ability to borrow other money in the future and may require us to return some or all of our outstanding borrowings (which were $510.4 million as of August 31, 2005), which may have a material adverse effect on our business, financial condition and results of operations.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business will be adversely affected.

        The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times. Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture a wafer and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We have from time to time experienced production difficulties that have caused delivery delays or returns and lower than expected device yields. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. Any of these problems could seriously harm our financial results and business.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers.

        To complete the ramp-up of our Fab 2 facility and to maintain the quality of production in our facilities, we must procure new equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity. Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source. Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand. Any such shortages could result in production delays that could have a material adverse effect on our business and financial condition.

Our exposure to currency exchange and interest rate fluctuations may increase our cost of operations.

        Almost all of our cash generated from operations and from our financing and investing activities is denominated in U.S. dollars and New Israeli Shekels, or NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

        Our borrowings under our Fab 2 credit facility provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if our banks incur increased costs in financing our Fab 2 credit facility due to changes in law or the unavailability of foreign currency, our banks may exercise their right to increase the interest rate on our Fab 2 credit facility as provided for in the credit facility.

        We regularly engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future. However, despite any such hedging activity, we are likely to remain exposed to interest rate and exchange rate fluctuations, which may increase the cost of our operating and financing activities.

We depend on intellectual property rights of third parties and failure to maintain or acquire licenses could harm our business.

        We depend on third party intellectual property in order for us to provide foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, our customers’ design and production could be delayed, resulting in underutilization of our capacity. If any of our third party intellectual property right vendors go out of business, liquidate, merge with, or are acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

Failure to comply with the intellectual property rights of third parties or defend our intellectual property rights could harm our business.

        Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defend our intellectual property rights. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. There are no lawsuits currently pending against us regarding the infringement of patents or intellectual property rights of others nor are we currently plaintiff in any such action against other parties. However, we have been subject to such claims in the past, all of which have been resolved through license agreements, the terms of which have not had a material effect on our business. One of these agreements expires at the end of 2005, and if we are unable to extend or renew it on similar terms, we may have to agree to less favorable terms or consider other alternatives, including designing around certain processes.

        Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

—	negotiating cross-license agreements;

—	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

—	discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we were unable to design around the allegedly infringed patents;

—	fighting the matter in court and paying substantial monetary damages in the event we lose; or

—	seeking to develop non-infringing technologies, which may not be feasible.

        Any one or several of these developments could place substantial financial and administrative burdens on us and hinder our business. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain certain licenses and if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

        As of June 30, 2005, we held 53 patents worldwide. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

We could be seriously harmed by failure to comply with environmental regulations.

        Our business is subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

        We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including business interruption insurance. If any of our fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it would reduce our manufacturing capacity and revenues.

Possible product returns could harm our business.

        Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers’ prior agreed upon specifications. Product returns in excess of established provisions may have an adverse effect on our business and financial condition.

We may be required to repay grants to the Israel Investment Center that we received in connection with Fab 1.

        We received grants and tax benefits for Fab 1 under the government of Israel Approved Enterprise program. As of December 31, 2001, we completed our investments under our Fab 1 program and are no longer entitled to any further investment grants for future capital investments in Fab 1. We have agreed that if we do not achieve Fab 1 revenues of $90 million for 2003 and $100 million for 2004 and maintain at Fab 1 at least 600 employees for 2003 and 625 employees for 2004, subject to prevailing market conditions, we will, if demanded by the Investment Center, be required to repay the Investment Center up to approximately $2.5 million. Since our actual level of Fab 1 revenues and employees for 2003 and 2004 were not in compliance with the above mentioned levels, we may be required to repay the Investment Center up to approximately $2.5 million.

We are subject to risks related to our international operations.

        Since 2003, we have made substantial sales to customers located in Asia-Pacific and in Europe. Because of our international operations, we are vulnerable to the following risks:

—	we price our products primarily in U.S. Dollars; if the Euro, Yen or other currencies weaken relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales;

—	the need to comply with foreign government regulation;

—	general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;

—	natural disasters affecting the countries in which we conduct our business, such as the earthquakes experienced in China, Japan and Taiwan;

—	reduced sales to our customers or interruption in our manufacturing processes in Asia Pacific that may arise from regional issues in Asia;

—	imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

—	adverse tax rules and regulations;

—	weak protection of our intellectual property rights; and

—	delays in product shipments due to local customs restrictions.

If our new executive officers are unable to fully transition into their new positions, our company may be adversely affected.

        We have made several changes to our senior management team in recent months. If our new executive officers are unable to fully transition into their new positions, or if such transition is significantly delayed, our company may be adversely affected.

Our business could suffer if we are unable to retain and recruit qualified personnel.

        We depend on the continued services of our executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot find and adequately integrate replacement personnel into our operations in a timely manner. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. We may need to review employee compensation competitiveness with the purpose of retaining our existing officers and employees and attracting and retaining additional personnel.

        Risks Related to Our Ordinary Shares

Our stock price may be volatile in the future.

        The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

        In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our securities may under perform or fall.

Issuance of additional shares pursuant to our Fab 2 financing arrangements and options granted to our Fab 2 building contractor, employees and directors may dilute the interest of our shareholders.

        In connection with Fab 2, we have issued as of August 31, 2005, 54,413,600 ordinary shares to our wafer and equity partners and other shareholders. In January 2001, we issued warrants to our banks exercisable into 400,000 ordinary shares with an exercise price of $6.20. In December 2003, we issued to our banks and to one of our shareholders warrants exercisable into 896,596 and 58,906 ordinary shares, respectively, with an exercise price of $6.17. In addition, in connection with the July 2005 amendment to our credit facility agreement, we issued warrants to our banks exercisable into 8,264,464 ordinary shares with an exercise price of $1.21, one-half of which shall only be exercisable if our banks agree to reschedule the repayment dates of the loans to be made available to us under the July 2005 amendment. Up to approximately 8.5 million additional ordinary shares may be issued upon the conversion of our outstanding convertible debentures and upon exercise of warrants held by some of our shareholders and others, our debenture holders and our Fab 2 contractor.

        In addition, as of June 30, 2005, we had outstanding employee and directors options to purchase up to approximately 13 million shares at a weighted average exercise price of $4.32 (including a grant of options to our chief executive officer to purchase up to 1,325,724 shares which was approved by our board of directors and which is subject to approval of our shareholders), of which 4.3 million options have an exercise price below $1.71. We have also entered into a number of agreements which may result in our issuing large numbers of shares, particularly if we complete the transactions contemplated by these agreements at a time when our share price is low. For example, we have agreed that our three major wafer partners may elect to convert, on a quarterly basis through 2006, wafer credits we have issued to them into our ordinary shares rather than use these credits to reduce their cash payments for wafers manufactured in Fab 2, based on the average trading price of our ordinary shares during the 15 consecutive trading days preceding the relevant quarter. As of August 31, 2005, we had issued 1,124,976 of our ordinary shares to SanDisk Corporation upon conversion of $2 million of wafer credits. As of August 31, 2005, an aggregate of $38.2 million of credits issued to our three major wafer partners were outstanding.

        In addition, we may seek to raise additional funds from other sources. The investments to be made towards the funding by investors required by our banks, or from other sources, may be for shares or for securities convertible into shares, which would dilute the holdings of our current shareholders.

Market sales of large amounts of our shares eligible for future sale may lower the price of our ordinary shares.

        Of our 66,707,609 outstanding ordinary shares as of August 31, 2005, 24,589,143 are freely tradable and held by non-affiliates, and an additional 108,951 shares held by non-affiliates are eligible for sale pursuant to Rule 144 under the Securities Act of 1933, subject to the time, volume and manner of sale limitations of Rule 144. In addition, certain of our affiliates (Israel Corp., SanDisk Corporation, Alliance Semiconductor, and Macronix International) hold 42,009,515 of our shares, of which 4,086,037 are registered for resale and are therefore freely tradable and 36,810,462 are currently eligible for sale subject to the time, volume and manner of sale limitations of Rule 144. An additional 1,113,016 shares held by SanDisk Corporation will become eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 during 2005 and 2006. Shares held by these affiliates are subject to the share transfer restrictions set forth in the shareholders agreement to which they are a party and which remain in effect through January 2008. The sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of our ordinary shares. This could also impair our ability to raise capital through the sale of our equity securities.

Our principal shareholders collectively own a controlling interest in us and will be able to exercise their interest in ways which may be adverse to your interests.

        Our wafer partners and Israel Corp. collectively own approximately 63% of our outstanding shares. Under our articles of association, two shareholders holding together 33% of our outstanding shares constitute a quorum for conducting a shareholders meeting. Our wafer partners and Israel Corp. could constitute a quorum for purposes of conducting a shareholders meeting. While we have always solicited proxies from our shareholders prior to our shareholders meetings, we would have a sufficient quorum with two large shareholders even if none of our other shareholders were to participate in our shareholders meetings. If only two large shareholders, owning collectively at least 33% of our shares, were to participate in one of our shareholders meetings, these shareholders would determine the outcome of our shareholders meeting without the benefit of the participation of our other shareholders. In addition, even if our other shareholders were to participate in our shareholders meetings in person or by proxy, our wafer partners and Israel Corp. collectively control our company and may exercise this control in a manner adverse to the interests of our other shareholders.

        Risks Related to the Rights Offering

If you do not exercise all of your rights, you may suffer significant dilution of your percentage ownership of our ordinary shares.

        This rights offering is designed to enable us to raise capital while allowing all shareholders on the record date to invest in our company. The interests of all shareholders, including those who exercise all of the rights we are distributing will be diluted to the extent that the eligible employee option holders exercise the rights being granted to them and convert the debentures purchased thereunder into our ordinary shares. In connection with the July 2005 amendment to our credit facility agreement, two of our major shareholders have committed and are obligated to exercise all or some of the rights distributed to them. Israel Corp., which as of the date of this prospectus owns approximately 21.4% of our outstanding share capital on a non-diluted basis, has committed and is obligated to exercise 100% of its rights for the purchase of approximately $10.29 million of debentures. SanDisk Corporation, which as of the date of this prospectus owns approximately 15.1% of our outstanding share capital on a non-diluted basis, has committed and is obligated to exercise approximately 48.2% of its rights for the purchase of $3.5 million of debentures. In addition, Alliance Semiconductor and Macronix International Co. Ltd., which as of the date of this prospectus own approximately 13.4% and 13.2%, respectively, of our outstanding share capital on a non-diluted basis, have committed to exercise approximately 15.6% and 15.8%, respectively, of their rights, for the purchase of $1 million each of debentures. In addition, certain of our shareholders have agreed to transfer to Israel Corp. a portion of their unexercised rights, which Israel Corp. has committed and is obligated to exercise, such that Israel Corp. will purchase an aggregate of $20 million in debentures (including the $10.29 million referred to above). To the extent that you do not exercise your rights, but rights are exercised by other shareholders and/or eligible employee option holders who receive rights in this rights offering and the debentures purchased thereunder are converted into our ordinary shares, your percentage ownership of our expanded equity and voting rights will be diluted.

The payment of principal of and interest on the debentures is subordinated to our indebtedness to our banks and obligations to secured creditors.

        The payment of the principal of and interest on the debentures is subordinated to the prior payment of all amounts payable by us to Bank Hapoalim B.M and Bank Leumi Le-Israel Ltd. under our credit facility agreement with them, to any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor related to $155 million in grants received through June 30, 2005 under the Investment Center’s “Approved Enterprise” program, and to a first ranking charge on certain of our Fab 1 assets in favor of one of our customers. As a result, upon any distribution to our creditors in liquidation or reorganization or similar proceedings and in certain other events relating to us or our property, these secured creditors will be entitled to be paid in full before any payment may be made with respect to the debentures issuable under this prospectus. In any of these circumstances, we may not have sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. In addition, if on a payment date of the principal of or interest on the debentures, an “Event of Default” exists under our facility agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the facility agreement. If, in such event, we reach an agreement with the banks (with respect to rescheduling our debt to the banks), the debenture holders may be bound thereby. The terms of the Indenture permit the Co-Trustees to initiate legal proceedings against us only in a limited number of cases, and always provided that an advance notice is given to us and to the banks (see “Description of the Debentures – Subordination of Debentures”).

We may incur additional indebtedness, including indebtedness that would be senior to our debentures.

        Although we are limited by the covenants in the facility agreement, we could enter into certain transactions that would increase the amount of our outstanding senior indebtedness. It is possible that all or part of these borrowings would be senior to the debentures. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

The price of our ordinary shares may decline after debentures are converted into our ordinary shares.

        We cannot assure you that the public trading market price of our ordinary shares will not decline after you elect to convert your debentures. If the prevailing market price were to decline below the conversion rate of our debentures then you may not be able to sell your ordinary shares at a price equal to or greater than the conversion rate.

Once you exercise your rights, you may not revoke the exercise.

        Once you exercise your rights, you may not revoke the exercise, even if less than all of the rights that we are offering are actually exercised.

If the debentures are automatically converted into our ordinary shares in accordance with their terms, the indebtedness represented by your debentures will not be repaid in cash.

        The debentures will automatically convert into our ordinary shares if, during the 12 or 18 month period after issuance of the debentures, we consummate one or more financings in which we receive aggregate proceeds that, together with the proceeds from this rights offering, equal or exceed $60 million; provided that the average closing price of our ordinary shares on NASDAQ (or such other stock exchange or quotation system on which our ordinary shares are listed in the event that they cease to be traded on NASDAQ) during the 30 consecutive trading days prior to, and on the trading day preceding, the last day of such period, is at least 10% higher than the conversion rate then applicable to the debentures being offered in this rights offering. If the debentures are automatically converted into our ordinary shares, the indebtedness represented by your debentures will not be repaid in cash and accrued interest will not be paid. For more information, see “Description of the Debentures – Mandatory Conversion”.

Neither the subscription price nor the conversion rate of the debentures is an indication of our present or future value.

        Our board of directors set all of the terms and conditions of the rights offering, including the subscription price and conversion rate. Our company’s objective in establishing the subscription price and conversion rate was to reflect recent trading prices, raise the targeted proceeds and provide all of our shareholders with a reasonable opportunity to make an additional investment in our company. In establishing the subscription price and conversion rate, our board of directors considered the following factors: the strategic alternatives available to us for raising capital, the market price of our ordinary shares, the pro rata nature of the offering, pricing of similar transactions, our business prospects and general conditions in the securities markets. The subscription price and conversion rate, however, do not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value.

        Neither the subscription price nor the conversion rate necessarily bears any relationship to the book value of our assets, past operations, cash flow, losses or financial condition. You should not consider either the subscription price for the rights nor the conversion rate of the debentures as an indication of our present or future value. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker.

        Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

        All of our manufacturing facilities and our corporate and some of our sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been subject to civil unrest and terrorist activity, with varying levels of severity. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will have no impact on our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, our manufacturing facilities are located exclusively in Israel, which has been experiencing civil unrest, terrorist activity and military action. We could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our personnel to perform military service.

        In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. A large part of male Israeli citizens, including our employees, are subject to compulsory military reserve service through middle age. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

Our operations may be affected by negative economic conditions in Israel.

        In recent years, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

If the exemption allowing us to operate our manufacturing facilities seven days a week is not renewed, our business will be adversely affected.

        We operate our manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires on December 31, 2005. In addition, a significant increase in the number of employees permitted to work under this exemption will be needed as we ramp-up production at Fab 2. If the exemption is not renewed and we are forced to close any or all of the facilities for this period each week, our financial results and business will be harmed.

If we are considered to be a passive foreign investment company, either presently or in the future, U.S. Holders will be subject to adverse U.S. tax consequences.

        We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this annual report or to assert U.S. securities law claims in Israel.

        We are incorporated in Israel. Most of our executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. Federal securities laws. Additionally, it may be difficult for you to enforce civil liabilities under U.S. Federal securities laws in original actions instituted in Israel.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

        You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors,” and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

        Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges in accordance with Israeli GAAP for the periods presented are as follows:

	Six Months Ended June 30, 2005 (Unaudited)		Year Ended December 31,
			2004		2003		2002		2001		2000

Ratio of earnings to fixed
charges	__	(1)	__	(2)	__	(3)	__	(4)	__	(5)	__	(6)

(1)	Earnings as adjusted were inadequate to cover fixed charges by $100.5 million for the six months ended June 30, 2005.
(2)	Earnings as adjusted were inadequate to cover fixed charges by $134.2 million in 2004.
(3)	Earnings as adjusted were inadequate to cover fixed charges by $127.3 million in 2003.
(4)	Earnings as adjusted were inadequate to cover fixed charges by $63.7 million in 2002.
(5)	Earnings as adjusted were inadequate to cover fixed charges by $49.5 million in 2001.
(6)	Earnings as adjusted were inadequate to cover fixed charges by $3.5 million in 2000.

CAPITALIZATION

        The following table sets forth our long-term debt, convertible debentures and capitalization as of June 30, 2005 on an actual basis, on an as adjusted basis to reflect the issuance of the debentures that are convertible into our ordinary shares issuable upon exercise of the rights we are distributing (excluding the conversion of the debentures) and on an adjusted basis to reflect only the issuance of the debentures that are convertible into our ordinary shares to our four largest shareholders pursuant to their commitments to purchase an aggregate of $25.5 million principal amount of convertible debentures (excluding the conversion of the debentures).

	June 30, 2005
	Actual*	As Adjusted(1)	As Adjusted(3)
	(U.S. dollars in thousands)

Current maturities of existing convertibles debentures	6,331	6,331	6,331

Long-term debt (2)	497,000	497,000	497,000
Convertible debentures (existing)	18,992	18,992	18,992
Convertible debentures offered in this rights offering	--	50,000	25,500
Long-term liability in respect of customer advances	62,007	62,007	62,007
Shareholders' equity, NIS 1.00 par value per share;
250,000,000 authorized shares ***, 67,586,187 issued
shares**; 66,286,187 outstanding shares and as
adjusted (1); 66,286,187 outstanding shares as
further adjusted (3)	16,408	16,408	16,408
Additional paid-in capital	518,286	518,286	518,286

Shareholders receivables	(26)	(26)	(26)

Accumulated deficit	(459,232)	(459,232)	(459,232)

Treasury stock, 1,300,000 shares	(9,072)	(9,072)	(9,072)

Total shareholders' equity	66,364	66,364	66,364

Total capitalization	727,976	778,862	754,362

*	This financial data is derived from unaudited condensed interim consolidated financial statements.
**	Includes 1,300,000 treasury shares.
***	In July 2005, our board of directors approved increasing our authorized share capital to 500 million ordinary shares, par value NIS 1.00 per share. This increase is subject to approval of our shareholders.
(1)	As adjusted to reflect our issuance of $50,000,000 in principal amount of debentures convertible into our ordinary shares, assuming the exercise in full of all the rights distributed in this rights offering. The amounts as adjusted reflect the gross proceeds to be received from this rights offering.
(2)	The indebtedness represented by long-term debt is secured by specific and floating liens on all of our assets.
(3)	As adjusted to reflect the sale of $25,500,000 in principal amount of debentures convertible into our ordinary shares that Israel Corp., SanDisk Corporation, Alliance Semiconductor and Macronix International Co. Ltd. have committed to purchase. The amounts, as adjusted, reflect the gross proceeds to be received from this rights offering.

        The information set forth in the foregoing table excludes 421,422 ordinary shares that we issued in July, 2005. The information excludes as of August 31, 2005: (i) 12,998,560 ordinary shares issuable upon exercise of options granted to employees and directors at a weighted average exercise price of $4.26 (including a grant of options to our chief executive officer to purchase up to 1,325,724 shares approved by our board of directors and which is subject to approval of our shareholders); (ii) up to 2,697,068 ordinary shares issuable upon conversion of unsecured, subordinated convertible debentures, net that we issued in January 2002 in the amount of NIS 117.4 million (or $25.8 million, as of August 31, 2005), which are convertible through December 31, 2008; (iii) 2,211,596 ordinary shares issuable upon exercise of options exercisable through January 20, 2006 at an exercise price of NIS 41.9, linked to the Israeli Consumer Price Index (or $9.2, as of August 31, 2005); (iv) 3,594,070 ordinary shares issuable upon exercise of warrants with an exercise price of $7.50; (v) 400,000 and 896,596 ordinary shares issuable upon the exercise of warrants issued to our banks in connection with our credit facility with exercise prices of $6.20 and $6.17 per share, respectively; (vi) 58,906 ordinary shares issuable upon exercise of warrants issued to Israel Corp. in connection with the November 2003 amendment to our facility agreement with an exercise price of $6.17 per share and exercisable until December 2008; (viii) 8,264,464 ordinary shares issuable upon exercise of the warrants we agreed to issue to our banks with an exercise price of $1.21 in connection with the July 2005 amendment to our facility agreement; and (ix) $13.4 million we borrowed under our credit facility agreement in August 2005.

        This information does not take into account the following potential dilutive issuances of securities pursuant to our credit facility and agreements with our major wafer partners and with Israel Corp. which cannot be calculated as of the date of this prospectus since the number of shares issuable will depend upon future transactions in which we may engage: (i) ordinary shares issuable upon conversion of up to $38.2 million in wafer prepayment credits (as of August 31, 2005) which we have issued our major wafer partners; (ii) ordinary shares issuable upon exercise of warrants issued to Israel Corp. and our banks in the event that we are required by our banks to complete a rights offering in connection with the arrangements agreed to in the November 2003 amendment to our facility agreement; and (iii) ordinary shares issuable upon conversion of securities we may be required to issue in connection with a rights offering and outside investor provisions agreed to in the November 2003 amendment to our facility agreement.

DILUTION; EFFECT OF THE RIGHTS OFFERING ON OUR OUTSTANDING
SHARES, OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

Dilution

        Assuming that all of the rights we are distributing are exercised and that all the debentures are converted into our ordinary shares at a conversion rate of one ordinary share per each $1.10 amount of outstanding principal, we will issue an additional 45,454,545 of our ordinary shares. This would represent a 68% increase over our 66,707,609 issued and outstanding ordinary shares as of August 31, 2005, excluding: (i) adjustments to the conversion rate, (ii) shares issuable upon exercise of our outstanding options or warrants, (iii) the conversion by our wafer partners of their wafer credits into our ordinary shares, and (iv) the conversion of our convertible debentures already traded on the TASE, including all changes in the exercise price/conversion rate of such securities as a result of this rights offering. As of August 31, 2005, we had 12,998,560 outstanding options under our employee and directors share option plans (including a grant of options to our chief executive officer to purchase up to 1,325,724 shares approved by our board of directors and which is subject to approval of our shareholders), of which 2,585,105 are options that entitle their holders to receive rights in this offering. If all the rights we are distributing to our eligible employees under our employee share option plans are exercised and all the debentures are converted into our ordinary shares at a conversion rate of one ordinary share per each $1.10 amount of outstanding principal, we will issue approximately 1,695,455 of our ordinary shares to our eligible employees, which represents 2.5% of our issued and outstanding shares as of August 31, 2005.

        If you do not exercise your rights or if you exercise your rights but thereafter do not convert the debentures, the percentage of ordinary shares that you hold will decrease upon the conversion of the debentures issued in this rights offering into our ordinary shares by other shareholders and eligible employees.

Effect of This Rights Offering on Our Convertible Securities

        Employee Share Option Plans. Under our employee share option plans that were adopted prior to July 1, 2002, in the event of a rights offering, we are required to grant similar rights to all employees holding options on the record date (including unvested options). Accordingly, we are offering those employees holding options under these employee share option plans, one right for each 138.59 employee options held by them on the record date. Each right will entitle these persons to purchase one hundred debentures at a subscription price of $100.00. Each debenture is of $1.00 in principal amount. The debentures will be convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures.

        Our employee share option plans adopted after July 1, 2002 provide that in the event of a rights offering, new option holders will be entitled to an adjustment to the number of shares into which the options are exercisable based on the element of economic benefit of the rights offering, as such element is calculated by the Tel-Aviv Stock Exchange in accordance with its rules, (as is represented by the ratio between the price per share on the closing of trade on the Tel Aviv Stock Exchange on the record date and the Ex price determined by the Tel Aviv Stock Exchange to be the opening price on the subsequent trading day). In accordance with the rules of the Tel Aviv Stock Exchange, the Tel Aviv Stock Exchange will not set an Ex Price with respect to a rights offering of a new series of convertible debentures. Therefore, there will be no adjustment in the number of shares issuable upon exercise of the employee options as a result of this rights offering. As of June 30, 2005, we issued 10,053,436 options to our employees under these revised option plans (including a grant of options to our chief executive officer to purchase up to 1,325,724 shares approved by our board of directors and which is subject to approval of our shareholders).

        As of August 31, 2005, we had 12,998,560 outstanding options under our employee and directors share option plans (including a grant of options to our chief executive officer to purchase up to 1,325,724 shares approved by our board of directors and which is subject to approval of our shareholders), out of which 2,585,105 are options that entitle their holders to receive rights in this offering. If all the rights we are distributing to our eligible employees under our employee share option plans are exercised and all the debentures are converted into our ordinary shares at a conversion rate of one ordinary share per each $1.10 amount of outstanding principal, we will issue approximately 1,695,455 of our ordinary shares to our eligible employees, which represents 2.5% of our issued and outstanding shares as of August 31, 2005.

        Convertible debentures and Options (Series 1). We have a principal amount of NIS 110,579,800 ($24,175,732) in outstanding convertible debentures, which are convertible into 2,697,068 ordinary shares and 2,211,596 outstanding Options (Series 1). Both securities were issued under a prospectus published in Israel on January 15, 2002 and are traded on the Tel Aviv Stock Exchange. The debentures are convertible into our ordinary shares at a conversion rate of one ordinary share per each NIS 41 principal amount of the debentures linked to the CPI. Each Option (Series 1) is exercisable into one ordinary share for an exercise price linked to the Israeli Consumer Price Index (as of August 31, 2005 NIS 41.9; $9.2). Under the terms of their issuance, in the event of a rights offering, the number of shares issuable upon conversion of the convertible debentures and upon exercise of the Options (Series 1) will be adjusted to reflect the economic benefit component in the rights offering (as is represented by the ratio between the price per share on the closing of trade on the Tel Aviv Stock Exchange on the record date and the Ex price determined by the Tel Aviv Stock Exchange to be the opening price on the subsequent trading day). In accordance with the rules of the Tel Aviv Stock Exchange, the Tel Aviv Stock Exchange will not set an Ex price with respect to a rights offering of a new series of convertible debentures. Therefore there will be no adjustment in the number of shares issuable upon exercise of the Options (Series 1) and in the number of ordinary shares issuable upon the conversion of the convertible debentures.

USE OF PROCEEDS

        We intend to use the net proceeds from this rights offering towards the further ramp-up and deployment of Fab 2 and for marketing expenses for the sale of our products and services as well as for general corporate purposes, including working capital. Our gross proceeds from the rights offering will depend on the number of rights that are exercised. Four of our major shareholders – Israel Corp., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd – have committed and are obligated to purchase an aggregate of $25.5 million in principal amount of debentures. Other than pursuant to these commitments, there can be no assurance that any of the rights will be exercised. If all of the rights are exercised, then we will receive immediate proceeds from the sale of our debentures of $50 million, before deducting estimated expenses payable by us of approximately $0.9 million.

THE RIGHTS OFFERING

Before exercising any rights, you should read carefully the information set forth under “Risk Factors.” For a description of the debentures issuable in this rights offering, see “Description of the Debentures” below.

The Rights

        We are distributing transferable rights to shareholders who own our ordinary shares and to eligible employees who hold options to purchase our ordinary shares, granted under certain of our share option plans, at 5:00 p.m., New York time (midnight, Israel time) on _________ __, 2005, the record date, at no cost to the shareholders and eligible employees. We will distribute to you one right for each 138.59 ordinary shares and/or employee options that you own at 5:00 p.m. New York time (midnight, Israel time) on the record date, _________ __, 2005 (two days after the date of this prospectus). If you hold 138 or fewer ordinary shares and/or eligible options on the record date, you will not receive any rights. Each right will entitle you to purchase, at a subscription price of $100.00, one hundred U.S. dollar denominated debentures. Each debenture is of $1.00 in principal amount. The debentures will be convertible into our ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures.

        The subscription price must be paid to American Stock Transfer & Trust Co., as Rights Agent, or directly to us under the procedures described herein. If you hold your shares through the nominee company of the Tel Aviv Stock Exchange (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.), the subscription price is to be paid in New Israeli Shekels according to the representative exchange rate that will be published by the Bank of Israel on the day before payment of the subscription price.

        The rights are exercisable during a 23-day period, beginning after 5:00 p.m. New York City time (midnight, Israel time) on _________ __, 2005 (the date of this prospectus) and ending at 5:00 p.m. New York City time (midnight, Israel time) on _________ __, 2005 (23 days after the date of this prospectus). We will issue to you certificates representing the debentures convertible into our ordinary shares purchased in this offering as soon as practicable after the Rights Agent has received your duly completed exercise form and your payment has cleared. If you hold your shares through a broker, dealer or other nominee (including through members of the Tel Aviv Stock Exchange), your time to exercise will be subject to the timing requirements of your broker, dealer or other nominee (which may be earlier than the final expiration date of the rights), in addition to other procedural requirements of your broker, dealer or other nominee, as described below.

No Fractional Entitlements

        The rights will be aggregated for all of the ordinary shares and eligible employee options you own on the record date and then rounded down to the nearest whole number. We will neither issue fractional rights nor pay cash in lieu thereof. Subscriptions will be accepted for a whole number of rights only.

Committed Purchases

        Four of our major shareholders – Israel Corp., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd – have committed and are obligated to exercise all or some of their rights to purchase debentures. Israel Corp., which as of the date of this prospectus owns approximately 21.4% of our outstanding share capital on a non-diluted basis, and SanDisk Corporation, which as of the date of this prospectus owns approximately 15.1% of our outstanding share capital on a non-diluted basis, have committed, in connection with the July 2005 amendment to our credit facility agreement, and are obligated to exercise 100% and approximately 48.2%, of their rights, respectively, for the purchase of approximately $10.29 million and $3.5 million in debentures, respectively. In addition, Alliance and Macronix, which as of the date of this prospectus owned approximately 13.4% and 13.2%, respectively, of our outstanding share capital on a non-diluted basis, have committed to exercise approximately 15.6% and 15.8%, respectively, of their rights for the purchase by each of them of $1 million principal amount of debentures. SanDisk, Alliance and Macronix have also agreed to transfer to Israel Corp. a portion of their unexercised rights, which Israel Corp. has committed and is obligated to exercise, such that Israel Corp. will purchase an aggregate of $20 million in debentures ($10.29 million by the exercise of its own rights and approximately $9.71 million by the exercise of the rights transferred to it).  Our four major shareholders together have committed and are obligated to purchase an aggregate of $25.5 million principal amount of convertible debentures.

        The rights to be distributed to these major shareholders, the convertible debentures issuable upon exercise of such rights and our ordinary shares issuable upon the conversion of such debentures are not covered by the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part, and are being issued in transactions pursuant to an exemption from the registration requirements of the Securities Act of 1933. These securities will be restricted securities and will not be transferable absent registration or an applicable exemption. We have agreed to register the resale of such securities by these major shareholders following the effective date of the registration statement of which this prospectus is a part.

No Recommendation to Rights Holders

        We are not making any recommendations as to whether or not you should exercise your rights. You should make your decision based on your own assessment of your best interests after reading this prospectus.

        As of August 31, 2005, our officers and directors as a group held an aggregate of 1,052 of our ordinary shares, held options exercisable for the purchase of 4,299,881 of our ordinary shares, (including a grant of options to our chief executive officer to purchase up to 1,325,724 shares approved by our board of directors and which is subject to approval of our shareholders) of which 235,416 options entitle their holders to receive rights in this offering. If all the rights we are distributing to our officers and directors under this rights offering are exercised and all their debentures are converted into our ordinary shares at a conversion rate of one ordinary share per each $1.10 amount of outstanding principal, we will issue approximately 1,547 of our ordinary shares to our officers and directors.

Withdrawal Right

        Our board of directors may withdraw the rights offering in its sole discretion at any time prior to 5:00 p.m., New York City time (midnight, Israel time), on _________ __, 2005 (the record date, two days after the date of this prospectus) for any reason (including, without limitation, a change in the market price of our ordinary shares).

Determination of Subscription Price

        Our board of directors will set all of the terms and conditions of the rights offering, including the subscription price. Our company’s objective in establishing the subscription price will be to reflect recent trading prices, raise the targeted proceeds and provide all of our shareholders with a reasonable opportunity to make an additional investment in our company and minimize an involuntary dilution of their ownership and voting percentage. In establishing the subscription price, our board of directors will consider the following factors: the strategic alternatives available to us for raising capital, the market price of our ordinary shares, the pro rata nature of the offering, pricing and terms of similar transactions, our business prospects and general conditions in the securities markets. The subscription price, however, does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value.

        We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price or conversion rate. The subscription price should not be considered an indication of our actual value, or the actual value of our ordinary shares or our debentures. We cannot assure you that the market price of our ordinary shares will not decline during the rights offering or that the market price of our ordinary shares or the debentures will not decline after the rights offering. We also cannot assure you that you will be able to sell the ordinary shares issuable upon conversion of the debentures at a price equal to or greater than the conversion rate at which your debentures may be converted. On September 20, 2005, the last reported sale price of our ordinary shares on the NASDAQ National Market was $1.24 per share and on the Tel Aviv Stock Exchange was NIS 577.20 per share. We urge you to obtain a current quote for our ordinary shares before exercising your rights or converting your debentures.

Our Decision Will be Binding on You

        All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us in accordance with the terms of this prospectus, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right by reason of any defect or irregularity in such exercise. In determining whether to waive any such defect or irregularity regarding the exercise of the rights, we will consider the materiality of the defect or irregularity. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the exercise of your rights or incur any liability for failure to give such notification. However, liabilities under the U.S. federal securities laws and Israeli securities laws cannot be waived.

No Revocation of Exercise of Rights

        After you have exercised your rights, you may not revoke that exercise. You should not exercise your rights unless you are certain that you wish to purchase our debentures.

Method of Exercise of Rights for Record Holders

        Shortly after the date of this prospectus, we will send by registered mail or personal delivery to each holder of our ordinary shares that is registered on our shareholder registry maintained at American Stock Transfer & Trust Co. a rights certificate conferring the number of rights applicable to each holder. The rights certificate will be accompanied by a copy of this prospectus, and on the back of the rights certificate will be a rights exercise form and a rights transfer form.

        During the subscription period ending on _________ __, 2005 (23 days after the date of this prospectus), if you are a record owner of our ordinary shares, you may exercise your rights by delivering a signed exercise form on the back of your rights certificate or a notice of guaranteed delivery to American Stock Transfer & Trust Co., our Rights Agent, at the address noted below together with payment in full of the subscription price for each right being exercised, by 5:00 p.m., New York City time (midnight Israel time), on _________ __, 2005 (23 days after the date of this prospectus). This rights offering will not be extended beyond the subscription period ending on _________ __, 2005 (23 days after the date of this prospectus).

        If you are a record owner and reside in Israel, you may also exercise your rights by delivering a signed exercise form on the back of your rights certificate to us at the address noted below, together with payment in full of the subscription price for each right being exercised, by midnight, Israel time, on _________ __, 2005 (23 days after the date of this prospectus).

        We and American Stock Transfer & Trust Co., our Rights Agent, as applicable, may refuse to accept improperly completed or delivered or unexecuted exercise forms. We and American Stock Transfer & Trust Co., our Rights Agent, as applicable, must receive payment in full of the subscription price for each right being exercised together with the exercise form (or notice of guaranteed delivery).

        If you are delivering your completed exercise form (or notice of guaranteed delivery) and payment for the exercise of your rights to American Stock Transfer & Trust Co., our Rights Agent, please do so as follows:

by mail, overnight or hand delivery to:

American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038 Attention: ______

or

American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, New York 11219 Attention: _______

        Record owners who reside in Israel, and who wish to deliver their completed exercise form and subscription payment for the exercise of their rights directly to us, must do so by mail, overnight courier or by hand, as follows:

Tower Semiconductor Ltd. Ramat Gavriel Industrial Park P.O. Box 619 Migdal Haemek 23150 Israel Attention: Ms. Nati Somekh Gilboa

        Any payments to American Stock Transfer & Trust Co., as Rights Agent, must be made in U.S. Dollars by check drawn on a bank located in the United States and payable to "American Stock Transfer & Trust Co., as Rights Agent,” or by wire transfer of funds to the account maintained by American Stock Transfer & Trust Co., our Rights Agent, for this rights offering at ______, ABA No. ______, Account No. _______, reference Tower Semiconductor Ltd., Attention: ________.

        Any payments to us shall be made in New Israeli Shekels according to the representative exchange rate published by the Bank of Israel on the day before payment of the subscription price and shall be by wire transfer or by check drawn on a bank located in Israel, and payable to “Tower Semiconductor Ltd.” Any wire transfer to us should be made to Bank Leumi Le Israel, Haifa Main Branch, 21 Jaffa St., Haifa, Israel, Branch # 876, Account # 130300/62, Swift Code: ______. You will choose the method of delivery of exercise forms and payment of the subscription price and will bear the risk of such election. We may agree to accept other forms of payment if requested and agreed to by us.

        IF YOU SEND YOUR COMPLETED EXERCISE FORM AND PAYMENTS BY MAIL, WE URGE YOU TO USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES OR IN ISRAEL. We will not consider any payment by check, other than a cashier’s check or a money order, to have been made until the check clears through the account of American Stock Transfer & Trust Co., our Rights Agent, or to our account, as applicable, before the expiration date.

        Payments for the exercise of your rights made to American Stock Transfer & Trust Co., our Rights Agent, will be held in a segregated interest bearing money market account, and will be sent to us in accordance with our written instructions.

Guaranteed Delivery Procedures in the United States

        If you want to exercise your rights, but time will not permit your rights certificate to reach American Stock Transfer & Trust Co, our Rights Agent, prior to 5:00 p.m., New York City time (midnight, Israel time), on _________ __, 2005 (23 days after the date of this prospectus), you may exercise your subscription rights if you send, and the Rights’ Agent receives, (1) payment in full for each right being exercised, (2) a notice of guaranteed delivery, substantially in the form provided to you with your rights certificate, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, and (3) your properly completed and duly executed rights certificate, including any required signature guarantees, within three NASDAQ National Market trading days following the date of your notice of guaranteed delivery. The notice of guaranteed delivery may be delivered to the Rights Agent in the same manner as your rights certificate as set forth herein, or may be transmitted to the Rights Agent by facsimile transmission, to facsimile number ______. You can obtain additional copies of the form of notice of guaranteed delivery by requesting them from the Rights Agent.

Transferability of Rights

        The rights are transferable. You may sell or otherwise transfer them to others. The unexercised rights will be eligible for trading on the NASDAQ SmallCap Market and the Tel Aviv Stock Exchange for one day only on _____, 2005 (21 days after the date of this prospectus). If you are one of our affiliates, you may transfer your rights only if there is an effective registration statement or exemption covering such transfer under the United States securities laws.

        Record holders wishing to transfer their rights to another person may do so by executing the rights transfer form on the back of the rights certificate and submitting it to American Stock Transfer & Trust Co. prior to _________ __, 2005 (23 days after the date of this prospectus). Record holders wishing to sell their rights on the NASDAQ SmallCap Market or the Tel Aviv Stock Exchange, should independently engage a broker to execute this sale on their behalf.

        If no contrary instructions have been received by _________ __, 2005 (23 days after the date of this prospectus) and your rights remain unexercised, your rights will expire. If you hold your shares through the nominee company of the Tel Aviv Stock Exchange (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.), the rules of the Tel Aviv Stock Exchange provide that if no contrary instructions have been received from you by the time determined by your broker on ______, 2005 (23 days after the date of this prospectus), you will be considered to have instructed your broker to sell all your rights on the Tel Aviv Stock Exchange with no price limit.

        You are responsible for all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase, sale or exercise of rights.

Ambiguities in Exercise of Rights

        If you do not specify the number of rights being exercised, or if your payment is not sufficient to pay the total subscription price for all of the debentures that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment received from you. If your payment exceeds the total subscription price for all of the rights you have elected to exercise, we will promptly refund to you the balance with no interest.

Issuance of Securities

        We will issue to you certificates representing your debentures that are convertible into ordinary shares issuable upon the exercise of the rights in this offering as soon as practicable after the American Stock Transfer & Trust Co., our Rights Agent, has received your duly completed exercise form and your payment has cleared. Brokers may be unwilling to sell the debentures until these holders have received certificates representing the debentures. Trading in the debentures on NASDAQ and the Tel Aviv Stock Exchange will commence on ______ __, 2005 (30 days after the date of this prospectus).

Beneficial Owners Who Are Not Record Holders

        If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee (including a member of the Tel Aviv Stock Exchange), you should expect your broker, dealer or other nominee to notify you of this rights offering and the procedures for exercising or transferring your rights. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form provided to you accompanied by the subscription payment. You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should NOT return your subscription form or transfer the subscription payment directly to us.

        Summarized below are the procedures for exercising your rights if you are a beneficial owner whose ordinary shares are held through the nominee company of the Tel Aviv Stock Exchange (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.).

        Procedures Applicable to Holders of Shares Through the Nominee Company of the Tel Aviv Stock Exchange.

        If you hold your ordinary shares through the nominee company of the Tel Aviv Stock Exchange (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.), you should expect to receive a letter regarding this rights offering from the member of the Tel Aviv Stock Exchange through which you hold your shares. In that letter, you will be requested to make ONE of the following three elections:

        (1)        Exercise your rights and subscribe for debentures that are convertible into our ordinary shares. If this alternative is elected, you may give a member of the Tel Aviv Stock Exchange through which you hold your shares an exercise notice commencing on _______ __, 2005 (two days after the date of this prospectus) and no later than the time determined by your broker on _______ __, 2005 (23 days after the date of this prospectus). The rules of the TASE provide that if during this period trading in our shares is halted, the rights will not be exercisable beginning on the sixth consecutive trading day during which trading in our shares is halted and until the end of the period during which trading is halted. Exercise notices received prior to the sixth consecutive trading day during which trading in our shares is halted and which were not executed by us will be cancelled. You must attach the subscription payment to your notice. You will need to arrange with your broker the method of payment of your subscription payment. The subscription price is to be paid in New Israeli Shekels according to the representative exchange rate published by the Bank of Israel on the day before payment of the subscription price; or

        (2)        Sell the rights or any part of them on the Tel Aviv Stock Exchange. If you select this alternative, you may give your broker price limit instructions as to the sale of the rights; or

        (3)        Refrain from exercising your rights and from selling them.

        Your notice should reach the member of the Tel Aviv Stock Exchange through which you hold your shares by no later than _______ __, 2005 (23 days after the date of this prospectus) at the time determined by your broker. If notice is not received from you by such time, you will be considered to have instructed your broker to sell your rights on the Tel Aviv Stock Exchange, with no price limit.

        If you hold rights and wish to transfer them to another person, you may do so by executing the rights transfer form that will be made available to you by your broker.

        The rights will trade on the Tel Aviv Stock Exchange for one trading day, _______ __, 2005 (21 days after the date of this prospectus). Pursuant to the Tel Aviv Stock Exchange rules, if the trading of our ordinary shares or the rights is halted for a period in excess of 45 minutes, and the trading does not resume for the remainder of that day upon which the rights are traded on the Tel Aviv Stock Exchange, an additional trading day for the rights will take place, and the last day to exercise the rights will be accordingly extended. If on the day upon which the rights are traded on the Tel Aviv Stock Exchange the trading of our ordinary shares is halted, yet the cessation of trade continues for fewer than five consecutive trading days, your instructions with respect to the rights delivered to your broker shall remain in effect unless contrary instructions have been received by your broker from you. If the trading of our ordinary shares on the day upon which the rights are traded on the Tel Aviv Stock Exchange is halted for a period of more than five consecutive trading days, all prior instructions received by your broker will be cancelled.

        Holders of unexercised rights following the Tel Aviv Stock Exchange rights trading day may exercise them and subscribe for debentures that are convertible into our ordinary shares by notifying their broker and transferring the subscription payment. This notice must reach the broker by no later than _________ __, 2005 (23 days after the date of this prospectus) at the time determined by the broker. If this notice is not received on time, it will not be possible to exercise these rights.

        Under the Tel Aviv Stock Exchange rules, Tel Aviv Stock Exchange members must submit to the Tel Aviv Stock Exchange Clearing House a written rights exercise (subscription) notice on behalf of all their clients wishing to exercise rights no later than 9:00 a.m. Israel time (4:00 p.m., New York City time) on _________ __, 2005 (23 days after the date of this prospectus). The rights of holders of our ordinary shares through the nominee company of the Tel Aviv Stock Exchange will expire if the brokers of these holders do not provide an exercise notice as described above. The Tel Aviv Stock Exchange rules further require brokers to transfer, on the same date, to the Tel Aviv Stock Exchange Clearing House the subscription payments with respect to their clients’ exercised rights, and the Tel Aviv Stock Exchange Clearing House thereafter will transfer these payments to us.

Employee Option Holders

        If you are a holder of employee options that entitle you to receive rights, you should expect to receive a copy of this prospectus from our Human Resources Department. The transfer and exercise of the rights granted to you by virtue of our employee share option plans are taxable (see “Material Income Tax Considerations–Israeli Tax Considerations”). As we are required to withhold the taxes that may apply to you if you exercise or transfer your rights, you must adhere to the following procedures:

        If you wish to exercise your rights (or any part thereof), you must do so through our corporate secretary at our offices and you may not do so through our Rights Agent.

        If you wish to sell your rights, you may only do so in the framework of an organized selling arrangement that we are implementing for our employees. You do not have to notify us of your wish to sell your rights. If by 5:00 p.m. (Israel time) on _______ __, 2005 (23 days after the date of this prospectus), we do not receive a notice from you that you wish to exercise your rights, you will be considered to have instructed us to sell your rights and we will include your rights in the organized selling arrangement. Under the organized selling arrangement, we will engage a broker to sell all the unexercised rights on the day upon which the unexercised rights will trade on the Tel Aviv Stock Exchange (_______ __, 2005) (21 days after the date of this prospectus). We will instruct the broker to use his discretion in selling the rights with the aim of maximizing the total consideration received for the rights, but we will not specify any price limits. If the broker succeeds in selling the employees’ rights (or any part thereof), he will transfer to us the total consideration received from the sale (after deducting his fees as agreed with us). We will distribute this total consideration among the employees, pro-rata to the number of their unexercised rights. We will transfer your pro-rata share to you as soon as practicable together with your monthly salary and withhold from this amount all applicable taxes. All employees’ rights that are not sold by the broker will expire.

Nominee Holders

        If you are a broker, a trustee or a depositary for securities who holds our ordinary shares for the account of others as a nominee holder, as soon as possible, you should notify the respective beneficial owners of such shares of the issuance of the rights to find out such beneficial owners’ intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription certificates. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our ordinary shares on the record date, so long as the nominee submits the appropriate subscription certificates and certifications and proper payment to us. If you are a member of the Tel Aviv Stock Exchange, you must comply with the rules of the Tel Aviv Stock Exchange with respect to providing notices to and receiving instructions from your clients.

Rights Agent

        We have appointed American Stock Transfer & Trust Company as Rights Agent for the rights offering.

        The Rights Agent’s telephone number is ______ or _______ and its facsimile number is ________; attention ___________. We will pay the fees and specified expenses of the Rights Agent.

DESCRIPTION OF THE DEBENTURES

        The debentures will be issued under an indenture to be dated as of _______ __, 2005 between us and _________________ and _________, as co-trustees. The terms of the debentures include all the terms required to be made part of the indenture under the Israel Securities Law – 1968 and the Trust Indenture Act of 1939, as amended. The debentures are subject to all the terms of the indenture, and holders of the debentures are referred to the indenture for a statement thereof.

        We have summarized selected provisions of the indenture below. This summary is not complete. The form of the indenture will be filed with the Israel Securities Authority (ISA), the Securities and Exchange Commission (SEC) and the Israeli Registrar of Companies and will be available for review at our registered office. You should read the entire indenture for provisions that may be important to you.

General, Redemption, Interest

        The debentures will be general unsecured obligations. The debentures will bear interest at the rate per annum of 5%. Principal of the debentures is payable, together with accrued interest, in one installment (in the aggregate maximum amount of approximately $65 million, assuming the exercise of all of the rights being distributed) on _______, 2011. Instruments representing the debentures will be issued in denominations of $1.00 and integral multiples thereof.

        Interest will initially accrue from the date following the last day rights may be exercised (______, 2005), which is 23 days after the date of this prospectus, and will be computed on the basis of a 365-day year. Thereafter, interest will be computed on an annual basis. Accrued interest will not be payable by us upon conversion of the debentures into our ordinary shares and you will lose your right to any accrued interest upon conversion of the debentures into our ordinary shares.

Conversion of Debentures

        Commencing __ days after the date of this prospectus (_____ __, 2005) and until ______ __, 2011 (inclusive) (16 days prior to the maturity date of the debentures), the debentures are convertible into our ordinary shares at a conversion rate of one ordinary share per each $1.10 amount of outstanding principal of the debentures. Debentures may only be converted in whole and not in part.

        We will not issue fractional shares upon conversion of the debentures. We will round down the number of shares issuable upon conversion of the debentures to the nearest whole number and will not pay any cash adjustment in lieu of fractional shares.

        Accrued interest will not be payable by us upon conversion of the debentures into our ordinary shares and you will lose your right to any accrued interest upon conversion of the debentures into our ordinary shares.

Adjustment to Conversion Rate

        The conversion rate will be adjusted if either of the following two scenarios occurs:

—	In the event that by ______ __, 2006 (12 months after the date of this prospectus), we consummate one or more financings in which we receive gross proceeds from each such financing of at least $5 million (excluding the proceeds from this rights offering), the conversion rate of the debentures will be adjusted within fourteen days of ______ __, 2006 (12 months after the date of this prospectus) to 90% of the lowest price per share (as calculated below) at which we sold securities in any one of these financings, if the adjusted conversion rate would be lower than the original conversion rate. We will issue a press release to announce the adjusted conversion rate seven days prior to the date that the adjustment takes effect.

—	In the event that by ______ __, 2006, (12 months after the date of this prospectus), we do not receive in any one financing gross proceeds of at least $5 million (excluding the proceeds from this rights offering), but execute prior to ______ __, 2006 (12 months after the date of this prospectus) one or more letters of intent, memorandums of understanding or similar agreements or understandings, for a proposed financing or financings, which have not been abandoned prior to ______ __, 2006 (12 months after the date of this prospectus), and we receive in any one of these financings gross proceeds of at least $5 million by ______ __, 2007 (18 months after the date of this prospectus), then, the conversion rate will be adjusted within fourteen days of ______ __, 2007 (18 months after the date of this prospectus) to 90% of the lowest price per share (as calculated below) at which we sold securities in any of these financings, if the adjusted conversion rate would be lower than the original conversion rate. We will issue a press release to announce the adjusted conversion rate seven days prior to the date that the adjustment takes effect.

        A financing for purposes of adjustments to the conversion rate means:

—	the sale of our shares, warrants or additional convertible debentures, other than employee options, existing outstanding warrants, employee options, convertible debentures or other rights; and

—	the conversion of existing debt into equity, other than the conversion of existing wafer credits into our ordinary shares and existing convertible debentures.

        We will calculate the price per share for the purposes of the adjustment to the conversion rate as follows:

—	If, in the financing or financings we issue only shares, the price per share for the purposes of calculating the adjustment will be the price per share in the financing or financings.

—	If, in the financing or financings we issue only convertible debentures, the price per share for the purposes of calculating the adjustment will be the net present value of the (i) purchase price of the debentures issued in the financing or financings, (ii) conversion rate of the debentures and (iii) interest payment schedule.

—	If, in the financing or financings we issue only warrants, the price per share for the purposes of calculating the adjustment will be the economic value of the warrants as calculated by the Black and Scholes model.

—	If, in the financing or financings we issue units consisting of shares and warrants, the price per share for the purposes of calculating the adjustment will be the price per share in the financing or financings, less the economic value of the warrants as calculated by the Black and Scholes model.

—	If, in the financing or financings we issue units consisting of convertible debentures and warrants, the price per share for the purposes of calculating the adjustment will be the net present value of the (i) purchase price of the units issued in the financing or financings, (ii) purchase price of the debentures issued in the financing or financings, (iii) conversion rate of the debentures and (iv) interest payment schedule of the debentures, less the economic value of the warrants as calculated by the Black and Scholes model.

—	If, in the financing or financings we issue units consisting of shares and convertible debentures, the price per share for the purposes of calculating the adjustment will be the price per share in the financing or financings, less the net present value of the (i) purchase price of the units issued in the financing or financings, (ii) purchase price of the debentures issued in the financing or financings, (iii) conversion rate of the debentures and (iv) interest payment schedule of the debentures.

—	If, in the financing or financings we issue units consisting of shares, convertible debentures and warrants, the price per share for the purposes of calculating the adjustment will be the price per share in the financing or financings, less the net present value of the (i) purchase price of the units issued in the financing or financings, (ii) purchase price of the debentures issued in the financing or financings, (iii) conversion rate of the debentures and (iv) interest payment schedule of the debentures and less the economic value of the warrants as calculated by the Black and Scholes model.

        The conversion rate is also subject to adjustment as set forth in the indenture in certain events, including the issuance of our capital stock as a dividend (bonus shares), subdivisions, combinations and reclassifications of our ordinary shares and rights offerings. In the event of the distribution of bonus shares, the number of our ordinary shares issuable upon the conversion of each debenture will be increased by such number of our ordinary shares that the debenture holder would have received if such debenture holder had converted his debentures on the record date fixed for the bonus share distribution. In the event of a rights offering to our shareholders of any type of our securities at any time from the date of this prospectus but prior to the conversion of the debentures, the number of our ordinary shares to be issued upon the conversion of the debentures shall be adjusted to take into account the element of economic benefit in the future rights offering as is represented by the ratio between the price per share of our ordinary shares on the effective date of the future rights offering and the opening price per share of our ordinary shares that is established by the Tel Aviv Stock Exchange on the following trading day.

        Mandatory Conversion

        The debentures will automatically convert into our ordinary shares if either of the following two scenarios occurs:

—	If no later than ______ __, 2006 (12 months after the date of this prospectus) we consummate one or more financings in which we receive gross proceeds from each such financing of at least $5 million (excluding the proceeds from this rights offering), and the sum of the aggregate gross proceeds we receive in such financings together with the proceeds we receive from this rights offering equals or exceeds $60 million, we will cause the conversion of all the outstanding debentures being offered hereby within fourteen days of ______ __, 2006 (12 months after the date of this prospectus), provided that the average closing price of our ordinary shares on NASDAQ (or such other stock exchange or quotation system on which our ordinary shares are listed in the event that they cease to be traded on NASDAQ) during the 30 consecutive trading days immediately prior to, and on the trading day preceding, ______ __, 2006 (12 months after the date of this prospectus) is at least 10% higher than the conversion rate then applicable to the debentures being offered in this rights offering. (See “Description of the Debentures –Conversion of Debentures – Adjustment to Conversion Rate.”)

—	In the event that by ______ __, 2006 (12 months after the date of this prospectus), we do not receive aggregate gross proceeds of at least $5 million from one or more financings (excluding the proceeds from this rights offering), but execute prior to ______ __, 2006 (12 months after the date of this prospectus) one or more letters of intent, memorandums of understanding or similar agreements or understandings, for one or more proposed financings, which have not been abandoned prior to ______ __, 2006 (12 months after the date of this prospectus) and by ______ __, 2007 (18 months after the date of this prospectus) we receive in any such financings aggregate gross proceeds of at least $5 million and the sum of the aggregate gross proceeds we receive in such financings together with the proceeds we receive from this rights offering equals or exceeds $60 million, we will cause the conversion of all the outstanding debentures being offered hereby within fourteen days of ______ __, 2007 (18 months after the date of this prospectus), provided that the average closing price of our ordinary shares on NASDAQ (or such other stock exchange or quotation system on which our ordinary shares are listed in the event that they cease to be traded on NASDAQ) during the 30 consecutive trading days immediately prior to, and on the trading day preceding, ______ __, 2007 (18 months after the date of this prospectus) is at least 10% higher than the conversion rate then applicable to the debentures being offered in this rights offering. (See “Description of the Debentures – Conversion of Debentures – Adjustment to Conversion Rate.”)

        We will announce adjustments to the conversion rate of the debentures and the mandatory conversion of the debentures on Form 6-K, in an immediate report in Israel as well as a notice to be published in two Israeli newspapers as well as providing notice to the Co-Trustees.

        Accrued interest will not be payable by us upon the mandatory conversion of the debentures into our ordinary shares and you will lose your right to any accrued interest upon conversion of the debentures into our ordinary shares.

Optional Early Redemption of Debentures

        We may at our option announce the early redemption of the debentures or part thereof, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500,000. In accordance with the rules of the Tel Aviv Stock Exchange, we may not announce the early redemption of the debentures if the aggregate outstanding balance of principal on account of the last payment to be made equals or is less than NIS 3.2 million (approximately $700,000 at current exchange rates). Therefore, unless the U.S. dollar/NIS exchange rate changes such that one U.S. dollar will equal or be greater than NIS 6.4, we will not announce the early redemption of the debentures. In the event we choose to redeem the debentures, the minimum portion of the debentures we will redeem is 100% of the then outstanding debentures. We will provide the debenture holders with advance notice of at least 30 days prior to any such redemption. Upon such early redemption, we will pay to the holders of the debentures the amount of outstanding principal of their debentures and interest accrued as of the redemption date. A resolution to announce an early redemption of the debentures will be adopted by our board of directors and we will provide notice of such resolution on Form 6-K, and in an immediate report in Israel as well as a notice to be published in two Israeli newspapers. The date of the early redemption will be between 30 to 45 days after the date of our notification.

        In the event the debentures are delisted by the TASE due to the value of the public’s holdings in the debentures falling below the value set forth in the rules of the TASE, subject to the approval of our banks, we will redeem the debentures and we will notify the debenture holders within 45 days of the delisting of the debentures of the redemption date of the debentures, which will be between 30 to 45 days after the date of our notification. The redemption date will not be during the period between the record date for the purposes of the receipt of interest payments and the actual date of the payment of such interest. On the redemption date, we will pay the debenture holders the principal of the debentures together with interest accrued as of such date.

        Under the terms of our facility agreement, we are not permitted to redeem any debentures prior to January 1, 2008.

Subordination of Debentures

        As described below, the payment of the principal of and interest on the debentures is subordinated to the prior payment of all amounts payable by us to the banks under the facility agreement, whether outstanding on the date of the indenture or thereafter created, incurred or assumed. Upon our dissolution, winding up, liquidation or reorganization, the banks will be entitled to receive payment in full of all amounts due to them under the facility agreement before the holders of debentures are entitled to receive any payment.

Possible Postponement of Payments under the Debentures

        In addition to the subordination of the debentures to the amounts payable by us to the banks under the facility agreement, upon dissolution, winding up, liquidation or reorganization, the debentures and the indenture provide, in accordance with the requirements of the facility agreement, that the dates for payment of interest and principal on the debentures may be postponed (with interest continuing to accrue at regular rates), depending on various scenarios relating to our relations with the banks as detailed below. In the event of such postponement in payments on the debentures, we will extend the conversion period for the debentures and the record date for payment will be cancelled and we will announce a new record date as applicable.

        Under the facility agreement, the payment dates of interest and principal to the banks fall on the last business day of each calendar quarter (a “Bank Payment Date”). The payment date of principal and interest on the debentures falls on _____, 2011, namely ___ months following a Bank Payment Date.

        In the event of the existence of an Event of Default, as such term is defined below, on a Bank Payment Date, then, subject to the provisions below, no payment of principal or interest on the debentures shall be made and the debenture holders and any person or entity acting on their behalf (including the Co-Trustees) shall not be entitled to take any action against us in connection with such non-payment, unless such non-payment shall continue for a period of more than 6 (six) months commencing on the applicable Bank Payment Date (a “Six Month Period”). To illustrate, if on _____, 2011 (which is a Bank Payment Date) an Event of Default exists, the Six Month Period applicable to the payment to be made on the debentures on _______, 200____will be calculated beginning on _____, 2011. For a description of additional events of default contained in our facility agreement, see “Events of Default under the Facility Agreement.”

        The facility agreement further provides that after the conclusion of a Six Month Period, we may not make payments of principal and interest on the debentures unless we have either (i) paid the banks amounts then owing in full; or (ii) the holders of the debentures obtained a final judgment requiring us to make payment to them.

        During the aforementioned Six Month Period, the following shall apply:

        If during such period, we shall make any payment to the banks on account of interest or principal under the facility agreement, then, on the date of such payment to the banks, we shall make a payment on account of interest or principal (as the case may be) then due and payable in respect of the debentures, such payment to be made at the same percentage of the interest or principal then due and payable on the debentures proportionate to the portion of the payment actually made to the banks to the amount (interest or principal as the case may be) due and payable under the facility agreement as of the payment date;

        In the event that during such Six Month Period the banks and us shall reach an agreement regarding a rescheduling of payments by us to the banks under the facility agreement, such rescheduling (whether of principal of interest) shall apply pro rata also to payments of principal and/or interest, as the case may be, in respect of the debentures and the holders of the debentures shall be bound by such rescheduling agreement. It is agreed with the banks that such rescheduling agreement will apply only to payments (principal and interest) scheduled to be made on the debentures during the period of 12 (twelve) months beginning on the applicable Bank Payment Date, and shall postpone each payment on the debentures for no longer than 12 months. Pursuant to any such rescheduling agreement, we shall, in such 12 month period commencing from the effective date of such rescheduling agreement, pay to the holders of the debentures, such amounts on account of principal and/or interest at the same percentage of the scheduled repayments of principal or interest, during such 12 period in respect of the debentures, proportionate to the portion of the payments to be made to the banks during such 12 month period under such rescheduling agreement to the scheduled repayments of principal or of interest to the banks pursuant to the facility agreement for such 12 month period. Alternatively, such rescheduling agreement may provide that payments of principal and interest on account of the debentures shall, with effect from the termination of such Six Month Period, be made to the holders of the debentures in accordance with the original schedule under the terms of the debentures, provided that amounts not paid during such Six Month Period, or prior thereto shall be postponed to be paid pro rata to those payments not made to the banks during such Six Month Period or prior thereto and the holders of the debentures shall be bound by such an agreement. If during the rescheduling period another Event of Default under the facility agreement shall occur, the aforementioned provisions shall again apply. Notwithstanding the above, if, on a date scheduled for the payment of principal or interest on the debentures, any of the below events occur, then no amount of whatsoever nature shall be payable by us in respect of the debentures (whether in respect of principal, interest or any other amount) until all amounts owed by us under the facility agreement shall have been paid in full. In the event that, contrary to the above, the holders of the debentures (or, as applicable, any person or entity acting on their behalf, including a trustee) shall receive, during a period under which there is an Event of Default, any payment, distribution or benefit, the recipient thereof shall be deemed to hold same on trust for the banks and shall forthwith pay or transfer to the banks any payment, distribution or benefit so received. The events are as follows: (A) The existence of any of the following events: (i) our inability or admission of our inability to pay our debts as they fall due, (ii) the commencement of winding-up proceedings against us (including the granting of an order of receivership or any similar order against or in respect of us or any of our assets), provided that such proceedings are not cancelled or withdrawn within 60 days (iii) any execution, attachment or sequestration or other process arises out of any third party claim against us where the amount being the subject of the relevant proceeding is in excess of $2.5 million; (B) If the banks shall declare that all loans and/or other credits received under the facility agreement are immediately due and payable, (C) In the event that the holders of the debentures (or any person or entity acting on their behalf, including the Co-Trustees), shall institute any legal proceedings against us other than in connection with excluded proceedings, and in accordance with the terms of the debentures. Excluded proceedings mean (i) proceedings where the sole claim relates to our failure to make payments of principal or interest on the debentures more than 14 business days from the date on which we are required to make them, as these dates may be postponed in accordance with the above provisions; or (ii) proceedings in connection with a claim of “misleading information” in this prospectus.

Subordination to Secured Obligations; Statutory Priorities

        Under the laws of the State of Israel, the following have priority over general unsecured creditors: unpaid wages to a specified limit plus severance payments to a specified limit if not covered by national insurance; certain past due taxes to the government; past due rent for a maximum of one year; and secured indebtedness in which the security interest (which may be a floating charge) is registered as required under the laws of Israel. As of the date of this prospectus, in addition to the first ranking charge which we granted to the banks under the facility agreement (see “Risk Factors – Risks Related to the Rights Offering – The payment of principal and interest on the debentures is subordinated to our indebtedness to our banks and obligations to secured creditors.”), our assets are subject to a second ranking floating charge in favor of the government of the State of Israel, which secures our compliance with the terms of our grants in connection with our government “Approved Enterprise” programs for Fab 1 and Fab 2 (approximately $260 million received and approximately $7.9 million receivables, as of June 30, 2005). The indenture will not limit the amount of additional indebtedness which we can create, incur, assume or guarantee nor our ability to create any security to secure our obligations to any third party.

Events of Default under the Facility Agreement

        The following constitute Events of Default under our facility agreement:

(i)         Failure to make a payment: Our failure to pay any amount payable to our banks under the facility agreement within seven business days or ten days from the date of payment. Payments under the facility agreement include payments of principal and interest.

(ii)         Failure to meet production milestone: Fab 2 must reach production capacity of 33,000 wafers per month by December 31, 2007.

(iii)         Failure to raise additional funding within the agreed timetable:

        We are obligated to raise $26 million by June 30, 2006 from specified sources. The sources of this $26 million of funding are limited to: (i) investments in our equity; (ii) investments in excess of the $23.5 million and $6.5 million which are to be made by October 31, 2005 and March 31, 2006, respectively, as described below; (iii) proceeds, net of taxes paid and related expenses, from the sale of securities we own in Azalea Microelectronics Corporation; and (iv) wafer prepayments under certain prepayment contracts.

        If we fail to raise an aggregate of $26 million from the specified sources by June 30, 2006, our banks have the option to demand that we consummate a rights offering for convertible debentures for the amount that we failed to raise. If our banks exercise this option, Israel Corp., has undertaken to our banks to exercise all of the rights Israel Corp. receives in such rights offering. In addition, as part of Israel Corp.‘s commitment, it will purchase from us additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between what we actually raised towards the failed financing obligation and what was to be raised, less amounts raised in such rights offering, if any (and less any amounts invested in the rights offering in connection with Israel Corp.‘s exercise of its own rights). An event of default under the facility agreement will occur if Israel Corp.‘s undertaking shall cease to be in full force and effect, if steps are taken for its liquidation, winding up or similar events or if Israel Corp. repudiates its undertaking. In connection with the July 2005 amendment to our facility agreement, our banks agreed that if Israel Corp. invests at least $14 million in this rights offering, its undertaking described above will be deemed to have been fulfilled.

        In addition, pursuant to the July 2005 amendment to the facility agreement, we are obligated to raise $23.5 million dollars by October 31, 2005 and an additional $6.5 million by March 31, 2006. We must raise these funds by way of either paid-in equity as defined in the facility agreement or convertible debentures. In connection with the July 2005 amendment to our facility agreement, Israel Corp. and SanDisk Corporation have undertaken to invest $20 million and $3.5 million, respectively, in a rights offering. An event of default under the facility agreement will also occur if Israel Corp.‘s or SanDisk’s undertakings shall cease to be in full force and effect, if steps are taken for their liquidation, winding up or similar events or if they repudiate their respective undertaking.

(iv)         Investment Center Grants. We must comply with the terms and conditions of the approval to receive grants for Fab 2 from the Investment Center of the Israeli Ministry of Industry, Trade and Labor and must receive these Fab 2 grants in accordance with the timetable set forth in the amended facility agreement. The facility agreement allows us to replace up to $50 million of the Fab 2 grants with paid in equity or wafer prepayments.

(v)         Failure to comply with certain financial ratios and covenants: Under the terms of the amended facility agreement, we must meet certain financial ratios and covenants, including financial covenants relating to periodic sales, quarterly earnings before interest, taxes, depreciation and amortization (quarterly EBITDA), net cash flow as compared with total debt and equity as compared to total assets. In January 2005, we signed a waiver letter agreement with our banks according to which the banks waived our non-compliance with certain financial ratios and covenants for the fourth quarter of 2004 and which amended certain of the financial ratios and covenants for 2005. As of today, we are in full compliance with our financial ratios and covenants. Under the terms of the July 2005 amendment to our credit facility agreement, our banks agreed to amend our financial ratios and covenants through the third quarter of 2006. See “Risk Factors – If we fail to satisfy the covenants set forth in our amended credit facility, our banks will be able to call our loans.”

(vi)         Changes to and compliance with material contracts: We may not amend, cancel, terminate or waive any term of a material contract unless the aforementioned actions are not materially adverse to the interests of our banks. We also must materially comply with the terms of our material contracts. Subject to certain exceptions, certain of our material contracts must remain in full force and effect.

(vii)         Use of excess cash flow from Fab 2: We must invest the operating cash flow derived from Fab 2 in the Fab 2 project.

(viii)         Creation of encumbrances: We may not provide security interests in or otherwise encumber our assets, other than in favor of our banks or the government of the State of Israel in connection with grants from the Investment Center of the Ministry of Industry, Trade and Labor for Fab 1 and Fab 2 or unless approved by our banks, as was the case with the first ranking charges on certain of our Fab 1 assets in favor of one of our customers.

(ix)         Payment of dividends: We are not permitted to undertake to declare or pay a dividend or any other distribution (as defined in the Companies Law – 1999) or to redeem any of our shares or convertible securities (including the debentures being offered herein) unless the facility agreement specifically grants us this right. The facility agreement provides that we may declare and pay a dividend on or in respect of our share capital provided that: (a) no such distribution shall take place prior to January 1, 2008 and prior to any such distribution, we must have placed on deposit with our banks an amount equal to the debt service for the quarter in which the distribution is to be made and pledged such deposit in favor of our banks, and (b) we must have complied with certain financial ratios and covenants. In addition, we may only declare and pay a dividend provided that:

—	the dividend is only paid from excess cash flow from Fab 2;
—	there is no event of default outstanding under the facility agreement; and
—	an event of default could not reasonably exist after such distribution.

(x)         Incurrence of financial indebtedness: We may not incur any financial indebtedness, unless we are specifically permitted to do so under the facility agreement. Examples of financial indebtedness which we are permitted to incur according to the terms of the facility agreement are: an amount of up to $40 million in respect of a credit facility for Fab 1, an amount of up to $10 million in respect of operating leases relating to Fab 2, the debt we incurred in connection with the issuance of convertible debentures in September 2002 and the debt we are incurring in connection with the issuance of the debentures being offered herein.

(xi)         Purchase of shares or assets of another company: We may not purchase any interest in the share capital or the business or assets constituting a separate business of another company unless the aggregate amount of all such investments or purchases does not exceed $5 million.

(xii)         Suspension or cancellation of approvals and permits: We must obtain all of the permits, approvals or licenses necessary for the performance of the Fab 2 project and must ensure that they are not suspended, cancelled, revoked or lapse without our having obtained adequate replacements. In addition, we must comply with the terms of such permits, approvals or licenses and their terms cannot be modified in a material adverse respect.

(xiii)         A “change of ownership”: The facility agreement provides that certain events would be considered to be a change of our ownership of our company and would constitute an event of default. These events include limitations of the number of our shares that the Israel Corp. and our major wafer partners (SanDisk Corporation, Alliance Semiconductor Corporation and Macronix Co. Ltd.) may sell or hold and the composition of our board of directors including that:

—	From December 16, 2003 through January 29, 2006, Israel Corp. must hold at least the higher of (i) eight million of our ordinary shares or (ii) 16.5% of our issued share capital less two million ordinary shares; and

—	During the three-year period beginning January 29, 2006, Israel Corp. may gradually sell between 25% to 100% of the shares held by it on December 16, 2003, less the amount of shares it was entitled to sell through January 29, 2006.

—	Until January 29, 2006, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix Co. Ltd. cannot sell more than 30% of the number of our shares held by them on January 29, 2004 which were purchased pursuant to the 2000 investment agreements with us.

—	At any time during the period between January 30, 2006, and at least 12 months from January 29, 2006, the aggregate shareholdings of SanDisk Corporation, Alliance Semiconductor Corporation and Macronix Co. Ltd. must equal at least 60% of the amount of their aggregate shareholdings on January 29, 2006 (which may be reduced under certain conditions) less an amount of shares equal to 30% of the number of our shares held by them on January 29, 2004.

—	The maximum number of directors that Israel Corp. may nominate may not exceed the number of directors nominated by SanDisk Corporation, Alliance Semiconductor Corporation, Macronix Co. Ltd. For the purpose of this calculation external directors and our office holders that are also directors are not taken into account as members of our board of directors.

—	Israel Corp. may not hold for more than 7 days ordinary shares that it acquires through the conversion of convertible debentures if, at such time, the number of our ordinary shares held by it exceeds the sum of the number of our ordinary shares held by it on January 18, 2001 (the date the facility agreement was signed) and the number of our ordinary shares purchased by Israel Corp. pursuant to its December 2000 investment agreements with us.

—	SanDisk Corporation, Alliance Semiconductor Corporation, Macronix Co. Ltd., and Israel Corp., no longer nominate in excess of half of our directors. For the purpose of this calculation external directors and our office holders that are also directors are not taken into account as members of our board of directors.

(xiv)         Purpose of Credits: We may not use the different forms of credits available under the facility agreement other than for the purposes permitted therefor, which generally relate to costs and expenses associated with the Fab 2 project.

(xv)         Ranking: We may not create any obligations to any third party that rank senior in right and priority of payment to the banks or in priority of security to the banks, other than obligations which are mandatorily preferred by law applying to companies generally.

(xvi)         Insurance: All of our properties and assets must be insured with reputable insurance companies or underwriters approved by the banks. We must also maintain insurance which is generally and customarily maintained by companies carrying on a business similar to ours. The proceeds payable under the insurance polices in the event of loss of Fab 2 or the Fab 2 project must equal at least 110% of the aggregate amount of debt we owe our banks under the facility agreement at any given time. In addition, the insurance policies are to be assigned by way of charge in favor of the banks and the banks are to be joined as an additional insured.

(xvii)         Construction Contract: We may not terminate or exercise any right or suspension under our agreement with our Fab 2 contractor without the prior written consent of the banks. In addition, the suspension of performance under the agreement with our Fab 2 contractor for a continuous period of more than ninety days or the abandonment of the Fab 2 project or a material part thereof are events of default.

(xviii)         Agreements providing for wafer order rights: We must have binding agreements providing for a wafer order right providing for the sale of a minimum capacity in Fab 2 in aggregate of at least 15,733 wafer starts per month for the three year period commencing after Fab 2 reaches production capacity of 10,000 wafer starts per month. At the present time, this obligation is satisfied as a result of the foundry agreements with our wafer partners.

(xix)         Representation and warranties: Prior to the closing of the facility agreement with the banks, we made certain representations and warranties to the banks and we were deemed to have been repeated certain of those representations and warranties to the banks each time we delivered a request to borrow money under the facility agreement. We also made certain representations and warranties to the banks in connection with the amendments to our facility agreement. When made, the representations and warranties must have been correct and not misleading in a material manner.

(xx)         Continuous legal validity of the facility agreement: The facility agreement or any of its ancillary agreements shall not cease to be in full force and effect in any respect or fail to provide the intended perfected security over our assets in favor of our banks.

(xxi)         Liquidation; Insolvency: Our becoming insolvent or admitting to being insolvent or our commencement of negotiations with any one or more of our creditors with a view to a general readjustment or rescheduling of our indebtedness. In addition, any steps taken for our liquidation, winding up or similar events, including our seeking protection from our creditors, and any proceedings or orders with respect thereto must be cancelled or withdrawn within sixty days.

(xxii)         Cross acceleration of other indebtedness: We may not fail to make payments regarding any of our other financial indebtedness which aggregates $20 million or more. In addition, $20 million or more of our other financial indebtedness cannot become prematurely due and payable or be placed on demand.

(xxiii)         Breach of Convertible Debentures. Our default under or breach of any of the terms and conditions of the convertible debentures we issued in September 2002 or the convertible debentures being offered hereunder or our making any payment in relation thereto which is not permitted under the facility agreement or the institution by the holders of the debentures (or anyone acting on their behalf, including a trustee) of proceedings against us.

(xxiv)         Execution, Attachment, Sequestration: We may not permit any execution, attachment, sequestration or other similar process taken against us to subsist for more than 45 days.

(xxv)         Material adverse effect: The existence of any litigation or other proceedings involving us, or any event or series of events, which is likely to have a material adverse effect on our company.

(xxvi)         Fab 2 being declared a total loss: Fab 2 or a substantial portion thereof is rendered inoperable or declared by our insurers to be a total loss or a constructive total loss.

(xxvii)         Government action against us: Any nationalization, seizure or expropriation of all or any substantial or material part of our assets, including our share capital by any governmental authority.

(xxviii)         Restrictions on the free exchange of NIS for United States dollars: The imposition of restrictions by an Israeli governmental authority on the free exchange of NIS for United States dollars or United States dollars for NIS.

(xxix)         Claim that we defaulted under certain prepayment contracts: The counter party to certain prepayment contracts makes a claim that we defaulted thereunder.

(xxxii)         Additional Restrictions: Without the prior written consent of our banks or as permitted under the facility agreement, we are restricted from:

—	altering the Fab 2 business plan;

—	entering into or resolving to approve any merger, reorganization or transfer of any part our business;

—	amending our articles of association in a manner which is materially adverse to the interests of our banks;

—	making any payment or transferring our assets to our shareholders or their affiliates;

—	disposing of our assets other than in the ordinary course of business or other than to replace such assets with comparable or superior assets;

—	selling, transferring or licensing on an exclusive basis any of our intellectual property assets which are material to the Fab 2 project or over which the banks have received a fixed security interest; however, we may enter into exclusive license arrangements on arms’ length bases which are in the ordinary course of business, provided that such arrangements do not adversely affect the interests of the banks or the conduct of the Fab 2 project;

—	incurring any capital expenditures other than for the Fab 2 project or for Fab 1;

—	delegating the management of the Fab 2 project to any other person;

—	abandoning all or any part of the Fab 2 project; and

—	maintaining any bank accounts other than the accounts with our banks and all payments related to the Fab 2 project shall be made from or to those accounts.

        We must notify the banks of any event of default of which we are aware and report on the steps, if any, being taken by us to remedy such event of default. With respect to the majority of the aforementioned events of default, the facility agreement provides that if such event of default is capable of remedy, or if our failure to comply with other obligations under the facility agreement is capable of remedy, then such events will not entitle our banks to exercise their remedies under the facility agreement if we cure such breach within the period or time set forth in the facility agreement (generally 7 or 14 days).

Events of Default and Remedies Under the Debenture

        An Event of Default under the debenture is:

—	Any corporate action taken by us or other steps taken or proceedings started or consented to or any order made for our winding up, administration or re-organization (or for the suspension of payments generally or any process giving protection against creditors), or for the appointment of a liquidator, receiver, administrator, administrative receiver or similar officer for all or any part of our revenues or assets or such a person is appointed, which action, steps, proceedings or order are not cancelled or withdrawn within 60 days of the occurrence or the institution thereof.

—	Our failure to pay an amount of principal or interest in respect of the debentures within 14 Business Days (as defined below) of the date we are required to make the payment under the debentures as such date may be postponed in accordance with the terms of the debentures.

        In accordance with the terms of the facility agreement, the debenture provides that no action may be taken by the debenture holders and/or the Co-Trustees with respect to an Event of Default under the debenture unless we have not remedied such Event of Default within 39 days after the date of our receipt of a demand to cure such default, a copy of which must be sent to our banks that are or become a party to the facility agreement on the same day as we receive service.

        A “Business Day” is a day on which the banks that are or become a party to the facility agreement are open for trading in Israel in US dollars and banks generally are open for trading in US dollars in London and New York.

        Holders of the debentures and the Co-Trustees on their behalf may not enforce the indenture or the debentures except as provided in the indenture. Subject to certain limitations, a duly convened meeting of the holders of the debentures may resolve to direct a trustee or both the Co-Trustees in its or their exercise of any trust or power. In addition to other documents that we are required to deliver to the co-trustees under the Securities Law, we undertook in the indenture to provide the Co-Trustees annually a statement regarding compliance with the indenture, and upon becoming aware of any Event of Default, a statement specifying such Event of Default.

Amendment, Supplement and Waiver

        Subject to certain exceptions, the indenture or the debentures may be amended or supplemented subject to the consent of the banks, and any existing default or compliance with any provision may be waived only if: (a) at least 75% of the debenture holders participating in a duly convened meeting of the debenture holders vote in favor of such amendment, supplement or waiver, provided that at least a majority in principal amount of such then outstanding debentures is present in the meeting (including by proxy); or (b) with the approval of the Co-Trustees, after being convinced that the proposed amendment, supplement or waiver will not adversely affect the rights of the debenture holders. We may not amend the conversion price, interest rate, or maturity date of the debentures except as disclosed in this prospectus.

DIVIDEND POLICY

        Since 1998, we have not declared or paid cash dividends on any of our shares and we have no current intention of paying any cash dividends in the future. The facility agreement that we entered into with our banks, as amended, prohibits the payment of dividends prior to January 1, 2008, and before any such distribution, we must have placed on deposit with our banks in an amount equal to the debt service for the quarter in which the distribution is to be made and charged such deposit in favor of our banks, and we must have complied with financial ratios and covenants. In addition, we may only declare and pay a dividend provided that:

—	the dividend is only paid from excess cash flow from Fab 2;

—	there is no event of default outstanding under the credit facility agreement; and

—	an event of default could not reasonably exist after such distribution.

The Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

MATERIAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material tax consequences in Israel and the United States to individual and corporate residents of Israel and the United States resulting from the distribution of the rights we are distributing, the purchase of the debentures that are convertible into our ordinary shares issuable pursuant to the exercise of the rights we are distributing or the sale of these rights or debentures that are convertible into our ordinary shares or ordinary shares issuable pursuant to the conversion of the debentures. Since our bank credit facility prohibits the payment of dividends on our ordinary shares, this summary does not discuss the tax consequences in Israel or the United States that would result from the payment of dividends. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this summary. This summary is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax consequences that may be relevant to each person’s decision to exercise or sell the rights we are distributing, the convertible debentures to be issued once the rights are exercised, or the sale of our ordinary shares issued upon the conversion of the convertible debentures.

        Prospective purchasers of our ordinary shares and other securities should consult their own tax advisors as to the United States, Israel or other tax consequences of the purchase, ownership and disposition of our securities, including, in particular, the effect of any foreign, state or local taxes.

        In August 2005, the Israeli parliament approved an amendment to the Israeli tax regime, to become effective on January 1, 2006 (“the 2006 Tax Reform”). Some applicable provisions of the 2006 Tax Reform will be discussed below.

Israeli Tax Considerations

        Israeli law imposes a capital gains tax on the sale of capital assets, including securities and debentures. In general, the distribution of the rights we are distributing, the exercise of the rights we are distributing and the conversion of the debentures into ordinary shares will not be subject to Israeli tax (different rules may apply to employees – see below).

A.	Israeli Capital Gains Tax on Sales Before January 1, 2006

        Before January 1, 2006, any gains from the sale of the rights we are distributing, the debentures convertible into ordinary shares issuable pursuant to the exercise of the rights and/or the ordinary shares issued pursuant to the conversion of the debentures are, in general, liable to capital gains tax of 15%. This will be the case so long as: our securities remain listed for trading on the Tel Aviv Stock Exchange or NASDAQ; the shareholder did not claim financial expenses related to the purchase of the securities; and these securities are not sold to a “relative” as defined under section 105k of the Israeli Income Tax Ordinance. In those cases where the 15% rate does not apply, the real capital gain from the sale of the securities will be subject to capital gains tax of 25%. Non-residents of Israel will be exempt from any capital gains tax from the sale of our securities, including those associated with this rights offering, so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. A non-resident corporation will generally not enjoy this exemption if Israeli residents are: (1) its controlling shareholders, as defined for the purpose of section 105k of the Israeli Income Tax Ordinance, or (2) directly or indirectly eligible to receive or are beneficial owners of 25% or more of the income or the profits of our corporation.

        These provisions dealing with capital gains are not applicable to an Israeli resident whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984 (“Dollar Regulations”). In such cases, a regular rate on capital gains will apply, as follows: for corporations – 34% and for individuals – a tax rate of up to 49%.

        In any event, under the US-Israel Tax Treaty, a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim benefits under the Treaty, may, in general, only be subject to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

        In computing a capital gain derived from the sale of our shares originating from a converted debenture, the “purchase date” and “balance of its original cost” will be deemed as the convertible debenture purchase date and cost (plus any additional related costs), respectively.

B.	Israeli Tax on Interest Income and on Original Issuance Discount Earned Before January 1, 2006

        Interest and Original Issuance Discount (OID) earned before January 1, 2006 on our convertible debentures issued under this rights offering, will, in general, be subject to Israeli tax of up to 15% if received by an individual. This reduced rate of tax will not apply if the interest and OID are business income in the hands of the recipient, if the recipient is a controlling shareholder of our company, or if financing expenses related to the purchase of the debentures were deducted by the individual in the calculation of the individual’s Israeli taxable income. In such cases the regular rate of tax on Interest and OID will apply – for corporations a rate of 34%and for individuals a tax rate of up to 49%.

        Withholding tax at source from debenture interest and OID paid to resident individuals will, in general, be at a rate of 15%, and corporations will be subject to a rate of 35%. Withholding tax at source from debenture interest and OID paid to non-resident individuals or corporations will be at a rate of 25% or less, subject to any relevant tax treaty relating to their domicile country. In any event, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid on our convertible debentures to a US treaty resident (other than a US bank, savings institution or company) is 17.5%.

        Interest accrued upon redemption of the debentures will be deemed as part of the proceeds from the redemption and not as interest income, if the redemption resulted in a capital loss and it is not in the hands of a controlling shareholder or a holder of the debentures from allotment date and on – up to the ceiling of the capital loss.

C.	The 2006 Tax Reform

        The following are the major changes regarding an Israeli resident included in the 2006 Tax Reform which are applicable to the distributions of the rights we are distributing, the purchase of the debentures that are convertible into our ordinary shares issuable pursuant to the exercise of the rights we are distributing, or the sale of these rights or debentures that are convertible into our ordinary shares, or ordinary shares issuable pursuant to the conversion of the debentures.

        Individuals

        According to the 2006 Tax Reform, an individual will be subject to a 20% tax on real capital gains and real interest, so long the individual is not a controlling shareholder (generally a shareholder with 10% or more in the right to profits, right to nominate a director and voting rights) in the company constituting the origin of this income. This implies a lower tax rate for individuals on income deriving from the sale of securities not traded on a stock exchange and a reduction in the tax rate to 20% (from 25%) on dividends, with a concurrent increase in the tax on the gains from publicly traded securities and on certain interest income as explained above from 15% to 20%.

        A controlling shareholder will be subject to a tax of 25% in respect of real capital gains derived from the sale of securities issued by the controlled company. Interest received by an individual from such a company will be taxed based on the recipient’s marginal tax rates which will be reduced gradually from the current 49% rate to 44% in 2010. The determination of whether the individual is a controlling shareholder will be made on the date the shares are sold. Nevertheless, the individual will be viewed as a controlling shareholder even if at any time during the 12 months preceding this date he had been a controlling shareholder. The 2006 Tax Reform does not specify the date in which a controlling shareholder should be determined as such if that controlling shareholder receives interest.

        Despite the above, interest income in the hands of an individual will be taxed based on his marginal tax rate in the following instances: (i) the individual claimed interest expenses against this income; (ii) the interest income is business income in his hands or it is such that requires inclusion in the books; (iii) special relations exist between the payer of the interest and its recipient (for example: that of supplier/customer/employee/relative).

        Corporations

        Corporations will be subject to corporate tax rates in respect of total income, including capital gains and interest, with the corporate tax rate reduced gradually from 34% in 2005 to 25% in 2010. However, between 2006 and 2009, taxable income that was taxed prior to the effective date of this Reform at a tax rate up to 25%, will be taxed at a rate of 25%.

D.	Eligible Employees with Options Entitling Participation In This Rights Offering

        Pursuant to the majority of our pre-2003 employees’ share option plans, we are also offering rights to our employees who hold options under these plans. The following discussion applies to Israeli resident employees only.

        Eligible employees who sell the rights received by virtue of their employee options issued to them under either section 102 or section 3(i) of the Israeli Income Tax Ordinance, will have taxable employment income equal to the consideration received from the sale of the rights. If the eligible employees exercise their rights, the amount by which the fair market value of the debentures convertible into ordinary shares received upon exercise of the rights exceeds the subscription price of the rights will be taxable employment income at the date in which such event occurs.

        Any future sale of the debentures or the shares issued upon conversion of the debentures will be subject to capital gains tax, as discussed above. The cost basis of the debentures will then be equal to the amount which was considered, for tax purposes, the fair market value of the debentures received upon the exercise of the rights. With respect to future sales of shares deriving from the conversion of the debentures, the cost basis will include any expenses, if any, associated with the conversion of the debentures.

        We advise our eligible employees to consult their own professional tax advisers with respect to the tax consequences of the exercise or sale of the rights relating to the particular circumstances of each eligible employee.

United States Tax Considerations

        The discussion of material United States federal income tax considerations below (other than statements as to whether we are a “passive foreign investment company.” statements regarding our earnings and profits, and statements regarding the value of the rights) is based on an opinion of special U.S. tax counsel, Roberts & Holland, LLP. Subject to the limitations described in the next paragraph, the following describes the material United States federal income tax consequences resulting from the distribution to a “U.S. Holder” and related transactions by the U.S. Holder, including the exercise or expiration of rights, the conversion of debentures and the disposition of rights, debentures or ordinary shares. For purposes of this discussion, a U.S. Holder means any U.S. person who receives a distribution of rights pursuant to this rights offering and who holds such rights, debentures issued upon exercise of such rights, or ordinary shares issued upon the conversion of such debentures. For purposes of our discussion, a U.S. person is:

—	a citizen or resident of the United States;
—	a corporation created or organized in the United States or under the laws of the United States or any State;
—	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

        The discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own rights, debentures, or ordinary shares as capital assets at all relevant times and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

—	are broker-dealers or insurance companies;
—	have elected mark-to-market accounting;
—	are financial institutions or financial services entities;

—	hold rights, debentures, or ordinary shares as part of a straddle, hedge or conversion transaction with other investments;
—	own directly, indirectly or by attribution at least 10% of our voting power; or
—	have a functional currency that is not the U.S. dollar.

        Additionally, the discussion does not consider the tax treatment of persons who hold rights, debentures, or ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate tax.

        Finally, this discussion does not address any aspect of state, local or non-U.S. tax laws.

        Debt Characterization of the Debentures

        Certain characteristics of the debentures that may be received upon exercise of the rights raise an issue of whether such debentures should be treated as debt or equity for U.S. income tax purposes. Such characteristics include subordination, the absence of interest payments prior to maturity, provisions for optional and mandatory conversion into our ordinary shares, and the absence, in certain circumstances, of a fixed maturity date. Tower intends to take the position that the debentures are characterized as debt for U.S. income tax purposes, but we have not obtained an opinion of counsel and this conclusion is not free of doubt. The discussion below assumes that the debentures are characterized as debt for such purposes.

        Receipt of the Distribution; Allocation of Basis

        The discussion under this subheading is qualified by the special rules for “U.S. Option Holders,” described below.

        A U.S. Holder will not be taxed on the distribution of rights, provided that Tower has no current or accumulated earnings and profits, as determined for U.S. income tax purposes, at any time during the taxable year in which the distribution is made, and provided that the U.S. Holder’s tax basis in the ordinary shares with respect to which the rights are distributed exceeds the fair market value of the rights. Tower considers it highly unlikely that it will have current or accumulated earnings and profits during the above-referenced period, and anticipates that the fair market value of the rights will be nominal and will in any event be unlikely to exceed a U.S. Holder’s tax basis in the ordinary shares. If, contrary to our expectations, we were to have current or accumulated earnings and profits, then a U.S. Holder would recognize ordinary income (as a dividend) equal to the fair market value of the rights received (or, if less, the amount of such current and accumulated earnings and profits allocable to the distribution), unless the distribution is excluded from gross income under Section 305(a) of the Code. As discussed below, it is unclear whether the distribution will be excluded from gross income under Section 305(a). In any event, as stated above, we expect the fair market value of the rights to be zero or nominal.

        If we have no current or accumulated earnings and profits, but the fair market value of the rights received by a U.S. Holder exceeds the U.S. Holder’s tax basis in the ordinary shares with respect to which the rights are distributed, and Section 305(a) of the Code does not exclude the distribution from gross income, the U.S. Holder will recognize capital gain in an amount equal to such excess.

        If the distribution is excluded from the gross income of each recipient under Section 305(a) of the Code, then a U.S. Holder’s tax basis in the rights so received will be zero unless (a) the fair market value of the rights distributed to the U.S. Holder is at least 15% of the fair market value of the ordinary shares with respect to which such rights are distributed or (b) the U.S. Holder elects to allocate the basis of the U.S. Holder’s ordinary shares between the ordinary shares and the rights in proportion to their relative fair market values on the date of distribution. Any allocation of basis under the preceding sentence will be given effect only if a U.S. Holder exercises or sells the rights. To make the election, a U.S. Holder must attach a statement to the U.S. Holder’s U.S. federal income tax return for the taxable year in which the rights are received. If the distribution is tax-free under Section 305(a), then the holding period of the rights received will include the holding period of the shares with respect which such rights were distributed.

        If the distribution does not satisfy the requirements of Section 305(a) of the Code, then a U.S. Holder’s tax basis in any rights received in the distribution will be their fair market value on the date of distribution. In that event, the holding period of such rights will begin on the date of the distribution.

        A distribution of stock or stock rights to shareholders with respect to their stock in a corporation generally is excluded from gross income under Section 305(a) of the Code. It is unclear, however, whether this exclusion will apply to rights received pursuant to this rights offering. First, it is uncertain whether such rights constitute stock rights for this purpose, since the rights permit a holder to purchase convertible debentures, not shares. If the rights are not considered stock rights for this purpose, then Section 305(a) will not apply.

        In addition, Section 305(a) does not apply if a distribution is, at the election of any of the shareholders (whether exercised before or after the declaration thereof), payable in either stock or property. A U.S. Holder who exercises rights to purchase our debentures generally can choose either to retain such debentures or to convert them into our ordinary shares. This right to convert or not to convert may cause the distribution to be considered payable, at the election of the shareholders, in either stock or property. In that event, Section 305(a) would not apply to the distribution.

        Further, Section 305(a) does not apply in the case of a distribution (or series of distributions) that has the result of a (1) the receipt of property by some shareholders and (2) an increase in the proportionate interests of other shareholders in the assets or earnings and profits of the corporation. This may be the effect here if, for example, some holders exercise their rights and retain their debentures while other holders exercise their rights and covert their debentures. Moreover, even if all holders who exercise their rights convert their debentures, we have other convertible debentures outstanding and, for purposes of Section 305, holders of convertible debentures are treated as shareholders. As a result, the receipt of interest payments by holders of our outstanding convertible debentures satisfies condition (1) above. Therefore, the distribution will be ineligible for tax-free treatment under Section 305(a) if holders who receive a distribution of rights with respect to their ordinary shares pursuant to this rights offering are considered to have an increased proportionate interest in our assets or earnings and profits.

        The applicable Treasury regulations provide that, if a corporation has convertible securities outstanding (such as our outstanding convertible debentures) and distributes stock or stock rights with respect to the stock into which such convertible securities may be converted (such as our ordinary shares), then the holders of such stock are considered to have an increased proportionate interest in the assets or earnings and profits of the corporation unless a “full adjustment” in the conversion ratio of the convertible securities is made. The Treasury regulations give examples of a qualifying “full adjustment” in conversion ratio but do not define this term. The anti-dilution provision of our outstanding convertible debentures differs from the formulas described in examples in the Treasury regulations, and it is therefore unclear whether the provision in our outstanding convertible debentures would qualify as providing for a “full adjustment” within the meaning of the Treasury regulations. There exists a similar concern with respect to outstanding rights to purchase our ordinary shares, such as the Options (Series 1). Thus, U.S. Holders who receive a distribution of rights with respect to their ordinary shares may be considered to have an increased proportionate interest in our assets or earnings and profits. In that event, Section 305(a) would not apply to the distribution.

        Exercise or Expiration of Rights; Purchase of Debentures Convertible into Ordinary Shares

        A U.S. Holder will not recognize gain or loss on the exercise of rights. If a U.S. Holder receives our rights in a distribution that satisfies the requirements of Section 305(a) of the Code, such U.S. Holder will not recognize gain or loss on the expiration (without exercise) of rights. Any other U.S. Holder will recognize a capital loss upon the expiration (without exercise) of rights in an amount equal to the U.S. Holder’s basis in such rights. The deductibility of capital losses is subject to limitations.

        If a U.S. Holder exercises rights, the U.S. Holder’s basis in the convertible debentures received upon such exercise will be determined by adding the U.S. Holder’s basis (if any) in the rights to the purchase price paid upon exercise of the rights.

        Conversion of Debentures

        A U.S. Holder will not recognize gain or loss upon the conversion of the debentures (except with respect to any cash received in lieu of a fractional share). A U.S. Holder’s basis in the ordinary shares received upon conversion will equal the U.S. Holder’s basis in such debentures. A U.S. Holder’s holding period for the ordinary shares received upon exercise of a debenture will begin on the date of conversion.

        Disposition of Rights, Debentures, or Ordinary Shares Issued Upon the Conversion of Debentures

        This discussion is qualified by the discussion below under the subheading “Tax Consequences if We Are a Passive Foreign Investment Company.”

        Upon the sale, exchange or other disposition (other than by means of exercise or expiration) of rights, debentures, or ordinary shares issued upon the conversion of debentures, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s basis in the rights, debentures, or ordinary shares. Capital gain from the sale, exchange or other disposition of rights, debentures, or ordinary shares for which the U.S. Holder has a holding period of more than one year will be long-term capital gain. In the case of a U.S. Holder that is an individual, estate or trust, long-term capital gains generally are eligible for taxation at reduced rates. For taxable years beginning before 2009, the maximum federal income tax rate for long-term capital gains earned by a noncorporate U.S. Holder is 15%. The deductibility of capital losses is subject to limitations.

        Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of rights, debentures, or ordinary shares generally will have a U.S. source for foreign tax credit purposes.

        U.S. Option Holders

        The U.S. federal income tax consequences to U.S. Holders who receive rights in their capacity as holders of compensatory stock options (“U.S. Option Holders”) differ from those of other U.S. Holders.

        If the rights are considered to have a readily ascertainable fair market value, then a U.S. Option Holder will recognize ordinary income in the nature of compensation in an amount equal to the fair market value, if any, of the rights received. In that event, the U.S. Option Holder will have a tax basis in such rights equal to the amount of compensation included in ordinary income, and will not recognize income upon a subsequent exercise of the rights or conversion of the debentures.

        If the rights are not considered to have a readily ascertainable fair market value, then a U.S. Option Holder will not recognize income upon receipt of the rights. In that event, a U.S. Option Holder’s subsequent exercise of the rights will cause the U.S. Option Holder to recognize ordinary income in the nature of compensation in an amount equal to the excess, if any, of the fair market value of the debentures over the purchase price paid for such debentures. No additional income or gain will be recognized upon a subsequent conversion of the debentures.

        Under the applicable Treasury regulations, whether an option (such as the rights) has a readily ascertainable fair market value depends primarily upon whether the option is actively traded on an established market; however, an option that is not actively traded may have a readily ascertainable fair market value if all of the following conditions exist:

—	The option is transferable by the optionee;
—	The option is exercisable immediately in full by the optionee;
—	The option or the property subject to the option is not subject to any restriction or condition (other than a lien or other condition to secure payment of the purchase price) that has a significant effect upon the fair market value of the option; and
—	the fair market value of the option privilege is considered readily ascertainable.

        The Treasury regulations provide that, in determining whether the fair market value of the option privilege is readily ascertainable, it is necessary to consider (1) whether the value of the property subject to the option can be ascertained, (2) the probability of any ascertainable value of such property increasing or decreasing, and (3) the length of the period during which the option can be exercised.

        At present it is not possible to predict whether the rights will be actively traded or satisfy the alternative requirements set forth above for having a readily ascertainable fair market value. Inasmuch as the rights will trade for only one day, however, we consider it unlikely that the rights will be actively traded. It is not possible to predict whether the above-described alternative requirements for having a readily ascertainable fair market value will be satisfied with respect to the rights or the debentures, because the Treasury regulations provide insufficient guidance to determine whether the fair market value of the option privilege of either the rights or the debentures will be readily ascertainable.

        Original Issue Discount

        A U.S. Holder of debentures will accrue original issue discount (“OID”), and include such OID in income on a current basis, regardless of the U.S. Holder’s regular method of accounting. The amount of OID accrued for each accrual period is determined by multiplying the debenture’s yield-to-maturity (adjusted for the length of the accrual period) by its adjusted issue price at the beginning of the accrual period. The amount of OID so determined will then be allocated on a ratable basis to each day in the accrual period on which the U.S. Holder holds the debenture. A U.S. Holder’s adjusted tax basis in the debenture will be increased by the amount of any OID included in income with respect thereto and decreased by any payments received thereon. The adjusted issue price of a debenture at the beginning of any accrual period is equal to the issue price of the debenture increased by the amount of OID accrued, and reduced by any interest paid, during all prior accrual periods.

        Constructive Dividends on the Debentures

        As noted above, the conversion rate of the debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code and applicable Treasury regulations, an adjustment to the conversion rate, or a failure to adjust the conversion rate, may in certain circumstances result in a constructive distribution to a U.S. Holder if, and to the extent that, such adjustment to the conversion rate, or failure to adjust the conversion rate, increases the proportionate interest of a U.S. Holder in our earnings and profits or assets, whether or not such U.S. Holder ever converts his, her or its debentures into ordinary shares. Any such constructive distribution would be taxable as a dividend to such U.S. Holder to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, with any excess treated as a tax-free return of capital up to such U.S. Holder’s tax basis in his, her or its debentures, and then as capital gain.

        Dividends generally are taxed as ordinary income. In the case of a noncorporate U.S. Holder, certain “qualified dividends” are taxable at the same reduced rates applicable to long-term capital gains for taxable years beginning before 2009. It is not clear whether a constructive dividend with respect to our ordinary shares would be treated as a qualified dividend eligible for such reduced rate. In addition, the reduced rate will not apply if we are treated as a passive foreign investment company in the year that a dividend (or constructive dividend) is paid or in the prior year. See the discussion below under the heading “Tax Consequences if We Are a Passive Foreign Investment Company.”

        Tax Consequences if We Are a Passive Foreign Investment Company

        We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we are a PFIC, and a U.S. Holder does not make an election to treat us as a qualified electing fund (as described below) or a mark to market election (as described below):

—	Excess distributions by us to a U.S. Holder will be taxed in a special way. Excess distributions are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for ordinary shares before the present taxable year. This amount may exceed our current or accumulated earnings and profits. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year (or to any year prior to the first year in which we were a PFIC) in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year (other than any year prior to the first year in which we were a PFIC) at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to underpayments of income tax.
—	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.
—	A subsequent holder’s tax basis in shares of our stock that are acquired from a decedent will not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.
—	If we are a PFIC, and any foreign subsidiary or other foreign company in which we own shares is also a PFIC, then a U.S. Holder of our shares will also be treated as owning shares of that lower-tier PFIC. For purposes of the above-described rules relating to dispositions of PFIC shares, certain proposed Treasury regulations generally would treat any transaction that reduces a U.S. Holder’s proportionate interest in a lower-tier PFIC as a disposition of shares of such lower-tier PFIC.
—	Under proposed Treasury regulations, a U.S. Holder of a convertible debenture (or right) would be treated as owning ordinary shares for purposes of the PFIC rules above.

        The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF, in the first taxable year in which the U.S. Holder owns (or is considered to own) ordinary shares and if we provide the Internal Revenue Service, or IRS, with information regarding our earnings; a late (retroactive) election may be made in limited circumstances. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event we are classified as PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

        A U.S. Holder of ordinary shares may avoid application of the PFIC rules to shares of a lower-tier PFIC by making a separate QEF election for shares of the lower-tier PFIC for the first taxable year in which the U.S. Holder is considered to own shares of the lower-tier PFIC; this election may only be made, however, if the lower-tier PFIC provides the IRS with information regarding its earnings. A QEF election with respect to our shares does not constitute an election with respect to any lower-tier PFIC.

        As noted above, the proposed regulations would treat a U.S. Holder of a convertible debenture (or right) as if the holder held ordinary shares for purposes of the PFIC rules. A convertible debenture (or right) holder, however, may not make a QEF election. If we are considered a PFIC (presently or in the future), a U.S. Holder of a convertible debenture (or right) might be unable to make a timely QEF election for our shares or for shares of any lower-tier PFIC.

        A U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the holder’s adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

        We do not believe that we currently are a PFIC. We have not obtained an opinion of counsel confirming this conclusion because it is unclear how the relevant regulations would apply in our circumstances. However, our belief that we are not a PFIC is supported by a private letter ruling issued by the IRS to a company whose circumstances are substantially the same as ours, although such private letter ruling would not be binding on the IRS in determining our status. In addition, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Israeli law limits foreign currency transactions and transactions between Israeli and non-Israeli residents. The Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits, may regulate or waive these limitations. In May 1998, the Bank of Israel liberalized its foreign currency regulations by issuing a new “general permit” providing that foreign currency transactions are generally permitted, although some restrictions still apply. For example, foreign currency transactions by institutional investors are restricted, including futures contracts between foreign and Israeli residents if one of the base assets is Israeli currency, unless this is a fixed price forward contract for a period of less than one month. Investments outside of Israel by pension funds and insurers are also restricted. Under the new general permit, all foreign currency transactions must be reported to the Bank of Israel, and a foreign resident must report to his financial mediator about any contract for which Israeli currency is being deposited in, or withdrawn from, his account. We cannot currently assess what impact, if any, this liberalization will have on us. We also cannot predict its future impact on the value of the NIS compared to the dollar and the corresponding effect on our financial position and results of operations.

        The State of Israel does not restrict in any way the ownership or voting of ordinary shares of Israeli entities by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

DESCRIPTION OF SHARE CAPITAL

Ordinary Shares

        Our authorized share capital consists of 250 million ordinary shares, par value NIS 1.00 per share. Under our articles of association, the ordinary shares do not have preemptive rights, however, we have granted preemptive rights to a number of our Fab 2 investors, regarding which we will seek waivers in connection with this offering. We may from time to time, by approval of a majority of our shareholders, increase our authorized share capital. In July 2005, our board of directors approved increasing our authorized share capital to 500 million ordinary shares, par value NIS 1.00 per share. This increase is subject to approval of our shareholders. All ordinary shares are registered shares, rather than bearer shares.

        The ownership or voting rights of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting rights of ordinary shares of Israeli entities by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel. Our ordinary shares do not have cumulative voting rights for the election of directors. The affirmative vote of the shareholders present in person or by proxy that represent more than 50% of the voting power present in person or by proxy have the power to elect all nominees up for election to our board of directors.

        In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the nominal value of their respective holdings. This liquidation right may be affected by the grant of a preferential dividend or distribution right to the holder of a class of shares with preferential rights that may be authorized in the future. Dividends may be paid only out of profits, as defined in the Israeli Companies Law. Our Board of Directors is authorized to declare dividends, although our bank covenants currently in effect prohibit the payment of dividends on our ordinary shares, unless such payments are approved by our banks.

        Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Subject to the provisions set forth in Section 46B of the Israeli Securities Law, these voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our major shareholders do not have different voting rights from each other or other shareholders.

        Resolutions of shareholders (e.g. resolutions amending our articles of association, electing or removing directors, appointing an independent registered public accounting firm, authorizing changes in capitalization or the rights attached to our shares or approving a wind-up or merger) require the affirmative vote (at a meeting convened upon advance notice of twenty one days) of shareholders present in person or by proxy and holding shares conferring, in the aggregate, at least a majority of the votes actually cast on such resolutions.

        The quorum required for a meeting of shareholders is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meeting’s commencement that together hold shares conferring in the aggregate more than 33% of the total voting power of our shares. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, the persons present shall constitute a quorum.

        Our registration number at the Israeli Registrar of Companies is 52-004199-7.

        The objective stated in our articles of association is to engage in any lawful activity.

        Modification or abrogation of the rights of any existing class of shares requires either the written consent of all of the holders of the issued shares of such class or the adoption of a resolution by an ordinary majority of a general meeting of holders of such class. The quorum required for a class meeting is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meetings commencement that together hold shares conferring in the aggregate at least 33% of the total voting power of the issued shares of such class. If no quorum is present, the meeting shall be adjourned to another time and at the adjourned meeting a quorum shall be constituted in the presence of any number of participants, regardless of the number of shares held by them.

        As of December 31, 2004, 65,699,796 of our ordinary shares were outstanding. As of June 30, 2005, 66,286,187 of our ordinary shares were outstanding. The above numbers of outstanding ordinary shares do not include 1.3 million treasury shares held by us as of such dates in an account with Bear Stearns & Co.

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10007.

UNDERTAKING TO REFRAIN FROM ACTIONS
NOT DISCLOSED IN THIS PROSPECTUS

        By signing this prospectus, we and our directors undertake as follows:

(a)	not to take any action which is not disclosed in the prospectus concerning this rights offering and distributing or dispersing of the securities offered hereunder to the public, not to grant to purchasers of these securities rights which are not referred to in the prospectus;
(b)	not to enter into any agreement with any third party that to the best of our knowledge has entered into arrangements which conflict with sub-paragraph (a); and
(c)	to inform the Israel Securities Authority if we become aware of any arrangement with a third party, which conflicts with sub-paragraph (a).

LEGAL MATTERS

        The validity of the securities offered in this prospectus will be passed upon for us by Yigal Arnon & Co., our Israeli counsel. Certain legal matters in connection with this offering with respect to United States law will be passed upon for us by Eilenberg & Krause LLP, New York, New York, our United States counsel. Certain matters set forth herein under “Material Income Tax Considerations – United States Tax Considerations” will be passed upon for us by Roberts & Holland LLP, our special United States tax counsel.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from the company’s Annual Report on Form 20-F for the year ended December 31, 2004 have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included an explanatory paragraph about the differences between accounting principles generally accepted in Israel and in the United States of America), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        In accordance with the requirements of the Israel Securities Authority, the consent of Brightman Almagor & Co., which is filed as Exhibit 23.2 to the registration statement of which this prospectus forms a part, will be attached as an annex to the copies of this prospectus that will be distributed in Israel.

ENFORCEABILITY OF CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of our assets and of such persons’ are located outside the United States. For further information regarding enforceability of civil liabilities against us and other persons, see “Risk Factors– It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this rights offering or to assert U.S. securities law claims in Israel.”

THE ISRAEL SECURITIES AUTHORITY EXEMPTION

        Section 35-29 of the Israeli Securities Law authorizes the Israel Securities Authority to grant an exemption to companies whose shares are dually-listed on the Tel Aviv Stock Exchange and certain U.S. stock exchanges, including the NASDAQ National Market (under Chapter E3 of the Israeli Securities Law), that offer their securities to the public in Israel under a prospectus, from the requirements of the Securities Regulations (Prospectus Details, Format and Form), 1969. We applied to the Israel Securities Authority to grant us such an exemption in connection with the offering under this prospectus. With respect to the format of this prospectus, if received, the Israel Securities Authority exemption will permit us to present the information contained herein in the English language and in the format applicable to prospectuses published in the U.S. under the Securities Act of 1933, as amended. If received, we will be permitted to include as an integral part of this prospectus, copies of the documents previously filed and/or published by us in accordance with the informational requirements of the Securities Exchange Act of 1934, as amended, which apply to us as a foreign private issuer.

        This prospectus has been prepared in accordance with the requirements of the Securities Act 1933 and in accordance with the requirements of the Israel Securities Authority assuming we receive the exemption. Since Israeli securities laws do not permit incorporation of certain documents by reference, copies of two of the exhibits (Opinion of Yigal Arnon & Co., our Israeli legal counsel and the Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, and an independent registered public accounting firm) will be attached as annexes to the copies of this prospectus that will be distributed in Israel.

        We will apply to list the debentures and ordinary shares issuable upon the conversion of the debentures on the Tel Aviv Stock Exchange and NASDAQ and will apply to the Tel Aviv Stock Exchange and NASDAQ to list the rights for trade for only one day on both the NASDAQ Small Cap Market and the Tel Aviv Stock Exchange. Nothing in these approvals should be interpreted as a verification of the information contained herein, an approval of the accuracy or completeness of such information or an expression of any view as to the quality of the securities we are distributing.

        We will seek to obtain all the approvals and permits required under applicable law for the distribution of the debentures and for the publication of this prospectus. The debentures are not being distributed in any jurisdiction where the offer is not permitted.

        On the first business day in Israel following the date of this prospectus, we will file a copy of this prospectus and a copy of the Israel Securities Authority permit with the Israeli Registrar of Companies.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF
INFORMATION BY REFERENCE

        We have filed a registration statement on Form F-2 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual reports with, and furnish information to, the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at “http://www.sec.gov.”

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

        The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

        This prospectus will be deemed to incorporate by reference the following documents previously filed by us with the Securities and Exchange Commission:

—	our annual report on Form 20-F for the year ended December 31, 2004, filed on June 29, 2005, to the extent the information in that report has not been updated or superseded by this prospectus;

—	our report on Form 6-K/A filed on September 22, 2005 (which amends our Form 6-K filed on August 3, 2005).

        Copies of these filings are annexed to this prospectus.

        As a foreign private issuer, we are exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

        You may request a copy of these filings, at no cost, by contacting us at: Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek, 23105 Israel, Attn: Corporate Secretary, telephone number: 972-4-650-6611.

        A copy of this registration statement, our articles of association and the documents filed as exhibits are available for inspection at our offices at Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel.

        A copy of this prospectus, the Israel Securities Authority permit pursuant to which this prospectus has been published, our memorandum of association, our articles of association and the documents filed as exhibits, are available for inspection at our offices at Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel. As mentioned above, two of the documents filed as exhibits to the registration statement filed with the Securities and Exchange Commission (Exhibit 5.1 – Opinion of Yigal Arnon & Co. and Exhibit 23.2 – consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm), will be attached as annexes to the copies of this prospectus distributed in Israel.

        Form F-2 Registration Statement. We have filed with the Securities and Exchange Commission a registration statement on Form F-2 under the Securities Act with respect to the debentures offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the Securities and Exchange Commission’s public reference rooms as indicated above. In accordance with the requirements of the Israeli Securities Authority, those parts of the Form F-2 that are not part of the prospectus, will be attached as annexes to the copies of this prospectus that will be distributed in Israel.

PROSPECTUS

DISTRIBUTION OF RIGHTS
TO PURCHASE
DEBENTURES CONVERTIBLE
INTO ORDINARY SHARES

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

September __, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Israeli Companies Law-1999, or the Companies Law, which entered into effect on February 1, 2000 and was amended most recently in March 2005, provides that a company may include in its articles of association provisions allowing it to:

1.	partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company, except for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the company in a “distribution” (as defined in the Companies Law).

2.	enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

(a)	the breach of his duty of care to the company or any other person;

(b)	the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

(c)	monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.	indemnify an office holder of the company for:

(a)	monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company;

(b)	reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder; and

(c)	reasonable litigation expenses, including attorneys’ fees, actually incurred by such office holder due to an investigation or a proceeding instituted against such office holder by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against such office holder and without any financial obligation imposed on such office holder in lieu of criminal proceedings, or that was finalized without the filing of an indictment against such office holder but with financial obligation imposed on such office holder in lieu of criminal proceedings of a crime which does not require proof of criminal intent.

        The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, as described in:

i.	sub-section 3(a) above, provided such undertaking is limited to and actually sets forth the types of occurrences, which, in the opinion of the company’s board of directors based on the current activity of the Company, are, at the time such undertaking is provided, foreseeable, and to an amount and degree that the board of directors has determined is reasonable for such indemnification under the circumstances; and

ii.	sub-sections 3(b) and 3(c) above.

        The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

—	a breach of his fiduciary duty, except to the extent described above;

—	a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

—	an act or omission done with the intent to unlawfully realize personal gain; or

—	a fine or monetary settlement imposed upon him.

        Under the Companies Law, the term “office holder” includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

        The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company’s audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company’s shareholders.

        Prior to the March 2005 amendments to the Companies Law, our Articles of Association provided for indemnification of, and procurement of insurance coverage for our officers and directors to the maximum extent then provided for by the Companies Law. We intend to propose to our shareholders to amend our Articles of Association to reflect the March 2005 changes to the Companies Law.

        We have entered into an insurance contract for directors and officers and have procured indemnification insurance for our office holders to the extent permitted by our Articles of Association. We have never had the occasion to indemnify any of our office holders.

ITEM 9.	EXHIBITS

EXHIBIT INDEX

Exhibit Numbers	Description of Document

4.1	Form of Rights Letter*

4.2	Exercise Notice Form*

4.3	Transfer of Rights Form*

4.4	Indenture*

5.1	Opinion of Yigal Arnon & Co.*

5.2	Opinion of Roberts and Holland LLP*

12.1	Statement re Computation of Ratio of Earnings to Fixed Charges*

23.1	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)*

23.2	Consent of Brightman Almagor & Co.

23.3	Consent of Roberts & Holland LLP (contained in their opinion constituting Exhibit 5.2)*

24.1	Power of Attorney**

25.1	Statement of Eligibility of Trustee*

* To be filed by amendment.
** Previously filed.

ITEM 10.	UNDERTAKINGS

    (a)        The undersigned Registrant hereby undertakes:

    (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)        To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)        To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (c)        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (d)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

    (e)        The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)2 of the Act.

    (f)        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant’s latest filing on Form 20-F and any filing on Form 6-K incorporated by reference into the prospectus.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this Amendment No. 1 to the Registration Statement on Form F-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Migdal Haemek, Israel, on September 22, 2005.

TOWER SEMICONDUCTOR LTD. BY: /S/ Russell C. Ellwanger —————————————— Russell C. Ellwanger Director and Chief Executive Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* —————————————— Ehud Hillman	Acting Chairman of the Board	September 22, 2005

/s/ Russell C. Ellwanger —————————————— Russell C. Ellwanger	Director and Chief Executive Officer (Principal Executive Officer)	September 22, 2005

* —————————————— Oren Shirazi	Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 22, 2005

* —————————————— Yossi Rosen	Director	September 22, 2005

* —————————————— Dr. Eli Harari	Director	September 22, 2005

* —————————————— Miin Wu	Director	September 22, 2005

* —————————————— N.D. Reddy	Director	September 22, 2005

* —————————————— Tal Yaron-Eldar	Director	September 22, 2005

* —————————————— Hans Rohrer	Director	September 22, 2005

—————————————— Kalman Kaufman	Director

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES Tower Semiconductor USA, Inc. By: /s/ RUSSELL C. ELLWANGER —————————————— Russell C. Ellwanger Director and Chief Executive Officer	September 22, 2005

* By: /s/ RUSSELL C. ELLWANGER —————————————— Russell C. Ellwanger, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Numbers	Description of Document

4.1	Form of Rights Letter*

4.2	Exercise Notice Form*

4.3	Transfer of Rights Form*

4.4	Indenture*

5.1	Opinion of Yigal Arnon & Co.*

5.2	Opinion of Roberts and Holland LLP*

12.1	Statement re Computation of Ratio of Earnings to Fixed Charges*

23.1	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)*

23.2	Consent of Brightman Almagor & Co.

23.3	Consent of Roberts & Holland LLP (contained in their opinion constituting Exhibit 5.2)*

24.1	Power of Attorney**

25.1	Statement of Eligibility of Trustee*

* To be filed by amendment.
** Previously filed.